As filed with the Securities and Exchange Commission on March 9, 2010

Registration No. 333-163685

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Amendment No. 3 to Form S-1 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VERECLOUD, INC. (Exact name of registrant as specified in its charter)

Nevada	7371	26-0578268
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)
6560 South Greenwood Plaza Boulevard, Number 400
Englewood, Colorado 80111
Phone: (877) 711-6492
Fax: (303) 265-9534
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John F. McCawley
Chief Executive Officer
Verecloud, Inc.
6560 South Greenwood Plaza Boulevard, Number 400
Englewood, Colorado 80111
Phone: (877) 711-6492
Fax:  (303) 265-9534
(Name, address, including zip code, and telephone number, including are code, of agent for service)

with a copy to:
Adam J. Agron, Esq.
David A. Rontal, Esq.
Brownstein Hyatt Farber Schreck, LLP
410 17th Street, Suite 2200
Denver, Colorado 80202
Phone:  (303) 223-1100
Fax:  (303) 223-0975

Approximate Date of Commencement of Proposed Sale to the Public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”). (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price	Amount of registration fee

Common stock, $0.001 par value	14,080,000	$0.07	$991,200	$55.31 (2)

(1)	The shares will be sold at this fixed price of $0.07 until our common stock is quoted on the Over-the-Counter Bulletin Board or listed on a securities exchange.

(2)	This amount has been previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement on Form S-1 shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until this prospectus filed with the Securities and Exchange Commission (“SEC”) is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, dated March 9, 2010

VERECLOUD, INC.
6560 South Greenwood Plaza Boulevard, Number 400
Englewood, Colorado 80111
(877) 711-6492

14,080,000 shares of Common Stock

This prospectus relates to the sale of 14,080,000 shares of our common stock, par value of $0.001, by certain individuals and entities who beneficially own the shares for their own accounts.  We will not receive any proceeds from the sale of the shares. The offering price per share is a fixed price of $0.07. The shares will be sold at this fixed price of $0.07 until our common stock is quoted on the Over-the-Counter Bulletin Board (the “OTC Bulletin Board”) or listed on a securities exchange.  There is no assurance that our common stock will be quoted on the OTC Bulletin Board or listed on a securities exchange.

The number of shares being registered for resale under this registration statement on Form S-1 of which this prospectus is a part, consists of an aggregate of 3,680,000 shares of common stock held by stockholders who acquired the shares from us prior to our August 2009 share exchange and 10,400,000 shares received by our President and Chief Executive Officer.  The selling stockholders acquired the shares at different times in private transactions exempt from registration under the Securities Act of 1933 (the “Securities Act”).  We are registering the offer and sale of the shares to satisfy registration rights we have granted to the selling stockholders.  See “Selling Stockholders.”

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 6 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT ON FORM S-1 FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

The date of this prospectus is __________________, 2010

TABLE OF CONTENTS

PROSPECTUS SUMMARY	5

The Company	5

The Offering	5

RISK FACTORS	6

Risks Related to Our Business	6

Risks Related to Our Company	8

Risks Related to Our Common Stock	11

FORWARD LOOKING STATEMENTS	15

USE OF PROCEEDS	16

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS	16

Market Information	16

Determination of Offering Price	16

Stockholders	16

Dividends	16

Securities Authorized for Issuance Under Equity Compensation Plans	16

DILUTION	17

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	17

Overview	17

Going Concern	18

Significant Accounting Policies	19

Recent Pronouncements	21

Outlook	22

Results of Operations	22

Impact of Inflation	24

Liquidity and Capital Resources	24

Off-Balance Sheet Arrangements	25

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	25

Interest Rates	25

OUR BUSINESS	25

Industry Background	25

Market Environment	26

Our Business Strategy	27

Market Strategy	28

Competition	28

Customers	29

Intellectual Property and Property Rights	29

Employees	29

Properties	29

Litigation	29

DIRECTORS AND EXECUTIVE OFFICERS	30

Our Directors and Executive Officers	30

Director Independence	31

Family Relationships	31

Legal Proceedings	31

EXECUTIVE COMPENSATION	31

Summary Compensation Table	31

Compensation Committee Interlocks and Insider Participation	32

Elements of Compensation	32

Outstanding Equity Awards at March 9, 2010	33

Director Compensation	33

Employment Agreements	33

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	34

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	35

DESCRIPTION OF CAPITAL STOCK	35

General	35

Common Stock	35

Preferred Stock	35

Warrants	35

Change in Control Provisions	35

SELLING STOCKHOLDERS	36

PLAN OF DISTRIBUTION	38

EXPERTS	39

VALIDITY OF SECURITIES	39

INTERESTS OF NAMED EXPERTS AND COUNSEL	39

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	39

AVAILABLE INFORMATION	40

FINANCIAL STATEMENTS OF VERECLOUD, INC.	F-1

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements, before making an investment decision.

The Company

On July 19, 2007, Sage Interactive, Inc. (“Sage”) was incorporated in Nevada as a web development services company.

On August 31, 2009, Sage consummated a share exchange with the sole member of Cadence II, LLC, a Colorado limited liability company (“Cadence II”), pursuant to which it acquired all of the membership interests of Cadence II in exchange for the issuance to the sole member of Cadence II of 42,320,000 shares of our common stock representing at that time, 92.0% of our issued and outstanding common stock (the “Share Exchange”). After the Share Exchange, our business operations consist of those of Cadence II.  Upon the closing of the Share Exchange, we amended our Articles of Incorporation to change our name to Network Cadence, Inc. and Cadence II became our wholly owned subsidiary. On January 25, 2010, we conducted a four-for-one forward split of our common stock, in which each share of our issued and outstanding common stock as of January 25, 2010 was converted into four shares of our common stock.  Accordingly, all share amounts referenced herein are calculated on a post-split basis notwithstanding that certain grants or issuances were made prior to the date of the forward split.  In addition, on January 25, 2010, we amended our Articles of Incorporation to change our name to Verecloud, Inc. (the “Company” or “Verecloud”).

The Company is headquartered in Englewood, Colorado and, through its wholly owned subsidiary, Cadence II, provides transformation solutions to the telecommunications industry. Specifically, the Company creates and implements functional architectural designs intended to solve the problems related to the high costs of integration for communication service providers (“CSPs”). Through its Service Lifecycle Management methodology (“SLM”), the Company enables CSPs to dramatically improve performance in deploying new services while reducing their operation costs.  On January 11, 2010, we entered into a Master Services Agreement with GigaSpaces Technologies, Inc. pursuant to which we will provide these services.  Although it is anticipated that these professional services will drive the short-term revenue growth for the Company, Verecloud is in the process of developing and rolling out a cloud-based computing system known as Nimbus.  On November 2, 2009, the Company received a contract termination notice from its largest customer, SkyTerra Communications (“SkyTerra”).  As a result of the SkyTerra termination, the Company lost more than 90% of its revenue and cut 50% of its workforce.  Accordingly, the Company’s financial statements have been prepared on the basis on accounting principles applicable to a going concern.  The Company’s ability to continue as a going concern is dependent on securing outside financing in 2010.   The Company needs approximately $10 million to meet its cash requirements over the next 12 months to fund overhead and working capital requirements and execute on its business plan.  If the Company is unable to secure this financing or develop and sell a functional and effective cloud-based computing system, this may prevent the Company’s business plan for Nimbus from materializing.

The address of our principal office is 6560 South Greenwood Plaza Boulevard, Number 400, Englewood, Colorado 80111 and our telephone number at that address is 877-711-6492.  Out Internet website is located at WWW.VERECLOUD.COM.  The information contained on our website is not incorporated by reference in this prospectus and should not be considered part of this prospectus.

The Offering

Securities Covered Hereby	14,080,000 shares of common stock owned by the selling stockholders

Common Stock Outstanding Prior to the Offering	51,867,583 shares of common stock (1)

Common Stock to be Outstanding After the Offering	51,867,583 shares of common stock (1)

Use of Proceeds	We will not receive any of the proceeds from the sale of the shares offered in this prospectus by the selling stockholders. Rather, the selling stockholders will receive those proceeds directly.

Terms of the Offering	The selling stockholders will determine the terms relative to the sale of the shares offered in this prospectus.

Termination of the Offering
The offering will conclude on the date as of which the selling stockholders may sell the shares without restriction pursuant to Rule 144 under the Securities Act, or when all of the shares registered under this prospectus have been sold.

Risk Factors	The securities offered hereby involve a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors.”

(1) This number of shares of common stock does not reflect shares of common stock authorized and reserved for future issuance under the Company’s equity incentive plan or the amount of presently outstanding, unvested options to acquire common stock or restricted shares issued under such equity incentive plan.  However, this amount assumes the exercise of all vested options outstanding under the Company’s equity incentive plan.

RISK FACTORS

There are numerous and varied risks that may prevent us from achieving our goals, including those described below.  You should carefully consider the risks described below and other information included in this prospectus, including our financial statements and related notes.  Our business, financial condition and results of operations could be harmed by any of the following risks.  If any of the events or circumstances described below were to occur, our business, financial condition and results of operations could be materially adversely affected.  As a result, the trading price of our common stock could decline, and investors could lose part or all of their investment.

Risks Related to Our Business

With the recent loss of our largest customer, our revenue has been significantly reduced and we no longer operate at a profit.

On November 2, 2009, we received a contract termination notice from our largest customer, SkyTerra. As a result, we lost more than 90% of our revenue beginning in November 2009. In light of this notice, we reduced our workforce by approximately 50%. With the loss of our most significant customer, we have limited revenue and, going forward, will not operate at a profit without additional business. We cannot assure you that we will ever be profitable and you should not invest unless you are prepared to lose your entire investment.

We have received a going concern opinion from our auditors.

Our financial statements have been prepared on the basis of accounting principles applicable to a going concern. This raises substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to raise additional capital and implement our business plan. Based on our current business plan and projections, we will need approximately $10 million to meet our cash requirements for the next twelve months.  This plan is the basis of discussion with potential investors and strategic partners.  Of this amount, approximately $4 million will be used for Nimbus development and product management, approximately $5 million for sales, marketing, working capital and administrative expenses, and $1.2 million to meet the current obligations of the promissory note.  Furthermore, we intend to seek funding of up to $20 million to fund operations through 2011.  The additional $10 million in 2011 is expected to be used to fund ongoing working capital needs for sales and marketing ($3 million), ongoing Nimbus product management and upgrade ($6 million) and overhead and other working capital net of gross margins and cash reserves ($1 million).  Since January 2010, we have met with several investment firms and strategic partners in the software and telecommunications industries who have expressed interest in our strategy and could be potential investors in the Company.  We are exploring funding options that include debt financing, equity investments, co-development arrangements and strategic alliances.  As of March 9, 2010, we have not secured any financing or commitments.  Assurances cannot be given that adequate financing can be obtained to meet our capital needs. If we are unable to generate profits and are unable to obtain financing to meet our working capital requirements, we may have to curtail our business sharply or cease operations altogether. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis to retain our current financing, to obtain additional financing, and, ultimately, to attain profitability. Should any of these events not occur, we will be adversely affected and we may have to cease operations.

The products and services we sell are based on an emerging technology and therefore the potential market for our products remains uncertain.

The telecommunication transformation products and services we develop and sell are based on an emerging technology platform and our success depends on organizations and customers perceiving technological and operational benefits and cost savings associated with adopting our solutions. Our relatively limited operating history and the limited extent to which our solutions have been currently adopted may make it difficult to evaluate our business because the potential market for our products remains uncertain.

Failure to properly manage projects may result in unanticipated costs or claims.

Our engagements may involve large scale, highly complex projects. The quality of our performance on such projects depends in large part upon our ability to manage the relationship with our customers, and to effectively manage the project and deploy appropriate resources, including third-party contractors and our own personnel, in a timely manner. Any defects or errors or failure to meet customers’ expectations could result in claims for substantial damages against us. Our contracts generally limit our liability for damages that arise from negligent acts, errors, mistakes or omissions in rendering services to our customers. However, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued. In addition, in certain instances, we guarantee customers that we will complete a project by a scheduled date or that the network will achieve certain performance standards. If the project or network experiences a performance problem, we may not be able to recover the additional costs we would incur, which could exceed revenues realized from a project.

Our clients’ complex regulatory requirements may increase our costs, which could negatively impact our profits.

Many of our clients, particularly those in the telecommunication services, are subject to complex and constantly changing regulatory requirements. On occasion, these regulatory requirements change unpredictably. These regulations may increase our potential liabilities if our services are found to contribute to a failure by our clients to comply with the requirements applicable to them and may increase compliance costs as regulatory requirements increase or change. These increased costs could negatively impact our profits.

In our course of business, we expose ourselves to possible litigation associated with performing services on our customers’ properties.

We perform services on our customers’ properties and doing so can result in claims of property damage, breach of contract, harassment, theft, and other such claims. These claims may become time consuming and expensive, which would adversely affect our financial condition and the reputation of our business.

We are highly dependent upon technology, and our inability to keep pace with technological advances in our industry could have a material adverse effect on our business, financial condition and results of operations.

Our success depends in part on our ability to develop IT solutions that keep pace with continuing changes in the IT industry, evolving industry standards and changing client preferences. There can be no assurance that we will be successful in adequately addressing these developments on a timely basis or that, if these developments are addressed, we will be successful in the marketplace. We need to continually make significant investments, with ever increasing regularity, in sophisticated and specialized communications and computer technology to meet our clients’ needs. We anticipate that it will be necessary to continue to invest in and develop new and enhanced technology in shorter intervals and on a timely basis to maintain our competitiveness. Significant capital expenditures may be required to keep our technology up-to-date. There can be no assurance that any of our information systems will be adequate to meet our future needs or that we will be able to incorporate new technology to enhance and develop our existing services. Moreover, investments in technology, including future investments in upgrades and enhancements to software, may not necessarily maintain our competitiveness. Our future success will also depend in part on our ability to anticipate and develop information technology solutions that keep pace with evolving industry standards and changing client demands. Our inability to effectively keep pace with continuing changes in the IT industry could have a material adverse effect on our business, financial condition and results of operations.

Our failure to protect or maintain our existing systems could have material adverse effect on our business, financial condition and result of operations.

Moreover, experienced computer programmers and hackers may be able to penetrate our network security, or that of our customers, and misappropriate confidential information, create system disruptions or cause shutdowns. If this were to occur, we could incur significant expenses in addressing problems created by security breaches of our network.

Our business depends on our clients not going offshore for services.

The potential exists for us to lose existing customers for information technology outsourcing services or other information technology solutions, or incur significant expenses in connection with our customers’ system failures. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design and manufacture, including “bugs” and other problems that can unexpectedly interfere with the operation of our systems. The costs to eliminate or alleviate security problems, viruses, worms and bugs could be significant, and the efforts to address these problems could result in interruptions, delays or cessation of service.

Our business depends on the growth and maintenance of wireless communications infrastructure.

Our success will depend on the continued growth and maintenance of wireless communications infrastructure in the United States and around the world. This includes deployment and maintenance of reliable next-generation digital networks with the necessary speed, data capacity and security for providing reliable wireless communications services. Wireless communications infrastructure may be unable to support the demands placed on it if the number of customers continues to increase, or if existing or future customers increase their bandwidth requirements. In addition, viruses, worms and similar break-ins and disruptions from illicit code or unauthorized tampering may harm the performance of wireless communications. If a well-publicized breach of security were to occur, general mobile phone usage could decline, which could reduce the demand for and use of our applications. Wireless communications experience a variety of outages and other delays as a result of infrastructure and equipment failures, and could face outages and delays in the future. These outages and delays could reduce the level of wireless communications usage as well as our ability to distribute our applications successfully.

The industry in which we operate has relatively low barriers to entry and increased competition could result in margin erosion, which would make profitability even more difficult to sustain.

Other than the technical skills required in our business, the barriers to entry in our business are relatively low.  Business start-up costs do not pose a significant barrier to entry. The success of our business is dependent on our employees, customer relations and the successful performance of our services. If we face increased competition as a result of new entrants in our markets, we could experience reduced operating margins and loss of market share and brand recognition.

We operate in a competitive industry with several established and more horizontally integrated companies. It may be difficult to sustain our market share in the event of a decline in market conditions.

Our industry is competitive and rapidly changing. Future competitors may include large international and domestic engineering companies. These competitors may have a material advantage in their financial, technical and marketing resources. We may be unable to successfully compete against future competitors, which would adversely affect our business and operations.

Risks Relating To Our Company

We have a material weakness in our system of internal controls, which may prevent us from accurately reporting our financial results or prevent fraud.  Currently, the Company does not have a plan or the resources to remediate this material weakness.  As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our stock, if we are ever able to list it on an exchange.

We currently have a material weakness in our system of internal controls.  In addition, we currently do not have a plan or the resources to remediate this material weakness. Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide financial reports or prevent fraud, our business reputation and operating results could be harmed. Internal control weaknesses could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock, if we are ever able to list it on the OTC Bulletin Board or an exchange.

We may not be able to manage our expansion of operations effectively and if we are unable to do so, we will not achieve profitability.

We believe our Nimbus solution will allow us to significantly expand our business and capture new market opportunities.  As we grow, we must continue to improve our operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. In order to fund our ongoing operations and our future growth, we will need to have sufficient internal sources of liquidity or access to additional financing from external sources. Furthermore, our management will be required to maintain and strengthen our relationships with our customers, suppliers and other third parties. As a result, our continued expansion has placed, and will continue to place, significant strains on our management personnel, systems and resources. We will also need to further strengthen our internal control and compliance functions to ensure that we will be able to comply with our legal and contractual obligations and minimize our operational and compliance risks. Our current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures. As a result, our results from operations may decline.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

Our limited operating history and the unpredictability of our industry make it difficult for investors to evaluate our business and future operating results. An investor in our securities must consider the risks, uncertainties and difficulties frequently encountered by companies in new and rapidly evolving markets. The risks and difficulties we face include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to companies with longer operating histories.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and may result in our operating results falling below expectations or our guidance, which could cause the price of our common stock to decline.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock would likely decline substantially.

In addition, factors that may affect our operating results include, among others:

•	fluctuations in demand, adoption, sales cycles and pricing levels for our products and services;

•	changes in customers’ budgets for information technology purchases and in the timing of their purchasing decisions;

•	the timing of recognizing revenue in any given quarter as a result of software revenue recognition policies;

•	the sale of our products in the timeframes we anticipate, including the number and size of orders in each quarter;

•	our ability to develop, introduce and deliver in a timely manner new products and product enhancements that meet customer demand, certification requirements and technical requirements;

•	the timing of the announcement or release of products or upgrades by us or by our competitors;

•	our ability to implement scalable internal systems for reporting, order processing, license fulfillment, product delivery, purchasing, billing and general accounting, among other functions;

•	our ability to control costs, including our operating expenses; and

•	general economic conditions in our domestic and international markets.

If our clients terminate significant contracted projects or choose not to retain us for additional projects, or if we are restricted from providing services to our clients’ competitors, our revenues and profitability may be negatively affected.

Our clients typically retain us on a non-exclusive basis. Many of our client contracts, including those that are on a fixed price, fixed timeframe basis, can be terminated by the client with or without cause upon 90 days’ notice or less and generally without termination-related penalties. Additionally, our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work and may involve multiple stages. In addition, the increased breadth of our service offerings may result in larger and more complex projects for our clients that require us to devote resources to more thoroughly understand their operations. Despite these efforts, our clients may choose not to retain us for additional stages or may cancel or delay planned or existing engagements due to any number of factors, including:

•	financial difficulties of the clients;

•	a change in strategic priorities;

•	a demand for price reductions; and

•	a decision by our clients to utilize their in-house IT capacity or work with our competitors.

These potential terminations, cancellations or delays in planned or existing engagements could make it difficult for us to use our personnel efficiently. In addition, some of our client contracts may restrict us from engaging in business with certain competitors of our clients during the term of the agreements and for a limited period following termination of these agreements. Any of the foregoing factors could negatively impact our revenues and profitability. Other than under existing contractual obligations, none of our customers is obligated to purchase additional services from us. As a result, the volume of work that we perform for a specific customer is likely to vary from period to period, and a significant customer in one period may not use our services in a subsequent period.

We may engage in acquisitions, strategic investments, partnerships, alliances or other ventures that are not successful, or fail to integrate acquired businesses into our operations, which may adversely affect our competitive position and growth prospects.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. We may be unable to identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially favorable to us or at all, which may adversely affect our competitive position and our growth prospects.

If we acquire another business, we may face difficulties, including:

•	integrating that business’s personnel, products, technologies or services into our operations;

•	retaining the key personnel of the acquired business;

•	failing to adequately identify or assess liabilities of that business;

•	failure of that business to fulfill its contractual obligations;

•	failure of that business to achieve the forecasts we used to determine the purchase price; and

•	diverting our management’s attention from normal daily operations of our business.

These difficulties could disrupt our ongoing business and increase our expenses. As of the date of this prospectus and registration statement on Form S-1, we have no agreements to enter into any material acquisition, investment, partnership, alliance or other joint venture transaction.

We are subject to the reporting requirements of the federal securities laws, which impose additional burdens on us.

We are a public reporting company and accordingly subject to the information and reporting requirements of the Securities Act, the Securities Exchange Act of 1934 (the “Exchange Act”) and other federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). As a public company, these rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

It may be time consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by Sarbanes-Oxley. Some members of our management team have limited or no experience operating a company whose securities are publicly reported, traded or listed on an exchange, and with SEC rules and requirements, including SEC reporting practices and requirements that are applicable to a publicly reporting or publicly-traded company. We may need to recruit, hire, train and retain additional financial reporting, internal controls and other personnel in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the internal controls requirements of Sarbanes-Oxley, when applicable, we may not be able to obtain the independent accountant certifications required by Sarbanes-Oxley.

Assertions by a third party that we infringe its intellectual property could result in costly and time-consuming litigation, expensive licenses or the inability to operate as planned.

The software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us may grow. Our technologies may not be able to withstand third-party claims or rights restricting their use. Companies, organizations or individuals, including our competitors, may hold or obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to provide our services or develop new services and features, which could make it more difficult for us to operate our business.

If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to pay substantial damages, stop using technology found to be in violation of a third party’s rights or seek to obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, or at all, and may significantly increase our operating expenses or may require us to restrict our business activities in one or more respects. We may also be required to develop alternative non-infringing technology that could require significant effort and expense or may not be feasible. In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business and results of operations could be harmed.

There is a reduced probability of a change of control or acquisition of us due to the possible issuance of preferred stock. This reduced probability could deprive our investors of the opportunity to otherwise sell our common stock in an acquisition of us by others.

Our Articles of Incorporation, as amended, authorize our board of directors to issue up to 5,000,000 shares of preferred stock, of which no shares have been issued. Our preferred stock is issuable in one or more series and our board of directors has the power to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or designation of such series, without further vote or action by stockholders. As a result of the existence of this “blank check” preferred stock, potential acquirers of the Company may find it more difficult to, or be discouraged from, attempting to effect an acquisition transaction with, or a change of control of, the Company, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

The success of our business depends on the continuing contributions of our senior management and other key personnel who may terminate their employment with us at any time causing us to lose experienced personnel and to expend resources in securing replacements.

We depend substantially on the current and continued services and performance of our senior management and other key personnel. Loss of the services of any of such individuals would adversely impact our operations. In addition, we believe that our technical personnel represent a significant asset and provide us with a competitive advantage over many of our competitors and that our future success will depend upon our ability to hire and retain these key employees and our ability to attract and retain other skilled financial, engineering, technical, and managerial personnel. None of our key personnel, including our Chief Executive Officer, is party to any employment agreements with us and management and other employees may voluntarily terminate their employment at any time.

If we fail to attract and retain highly skilled IT professionals, we may not have the necessary resources to properly staff projects.

Our success depends largely on the contributions of our employees and our ability to attract and retain qualified personnel, including technology, consulting, engineering, marketing and management professionals. Competition for qualified personnel in the IT services industry can be intense and, accordingly, we may not be able to retain or hire all of the personnel necessary to meet our ongoing and future business needs. If we are unable to attract and retain the highly skilled IT professionals we need, we may have to forego projects for lack of resources or be unable to staff projects optimally. In addition, the competition for highly skilled employees may require us to increase salaries of highly skilled employees, and we may be unable to pass on these increased costs to our clients, which would reduce our profitability.

Our inability to attract and retain qualified sales and customer service management personnel could have an adverse effect on our ability to meet our organic growth targets.

Our business involves the delivery of complex services over a distributed IT environment. It takes time to train new sales people in our business and for them to build a pipeline of opportunities. Inasmuch as we strive to grow existing accounts by expanding our services to new locations or adding new services to our solution, we rely heavily on our client service managers to grow our revenue. Our inability to find the right personnel and train them quickly may have an adverse effect on our ability to appropriately manage our customers and meet our organic growth targets.

Our loan covenant requires that we maintain a minimum cash balance of $750,000.

On May 26, 2009, the Company executed a promissory note for the benefit of two former principals of the Company.  The promissory note has an original principal amount of $2,800,000, which shall be paid in ten equal installments of $280,000.  As of March 9, 2010, the outstanding principal balance is $1,960,000. In addition, the promissory note bears interest at prime plus 4%.  Finally, the promissory note contains a covenant which requires that we maintain no less than $750,000 in cash or cash equivalents beginning January 1, 2010 and until the promissory note is paid in full. Once the Company falls below $750,000, it has 90 days to restore the cash and cash equivalents to $750,000 or greater. Failure to maintain this cash requirement can accelerate full payment of the promissory note, resulting in the note balance becoming a current liability.  Our cash balance fell below $750,000 on March 1, 2010. We have until June 1, 2010 to restore the cash and cash equivalents balance to $750,000. If the Company is unable to obtain the necessary funding to comply with the requirements of the promissory note or repay the note, the holders of the note could accelerate the due date and, if we are unable to pay, foreclose on the assets of the Company as they currently hold a security interest. This restriction on our available cash and cash equivalents limits our financial flexibility. We may be unable to implement internal growth and operating strategies due to this limitation.

The current severe worldwide economic slowdown may negatively affect our sales, which would materially adversely affect our profitability and revenue growth.

Our revenue and profitability depend significantly on general economic conditions and the demand for IT services in the markets in which we compete. Economic weakness and constrained IT spending has, and may result in the future, limited revenue and profitability growth. Uncertainty about future economic conditions makes it difficult for us to forecast operating results and to make decisions about future investments. Delays or reductions in IT spending could have a material adverse effect on demand for our services, and consequently our results of operations, prospects and stock price.

Capital markets are currently experiencing a period of dislocation and instability, which has had and could continue to have a negative impact on the availability and cost of capital.

The general disruption in the U.S. capital markets has impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole. These conditions could persist for a prolonged period of time or worsen in the future. Our ability to access the capital markets (or any other source of funds) may be restricted at a time when we would like, or need, to access those markets, which could have an impact on our flexibility to react to changing economic and business conditions. The resulting lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity could materially and adversely affect our business, financial condition, results of operations and our ability to obtain and manage our liquidity. In addition, the cost of debt financing and the proceeds of equity financing may be materially adversely impacted by these market conditions.

Our inability to obtain capital, use internally generated cash, or use our securities or debt to finance future expansion efforts could impair the growth and expansion of our business.

Reliance on internally generated cash or debt to finance our operations or complete business expansion efforts could substantially limit our operational and financial flexibility. The extent to which we will be able or willing to issue securities to consummate expansions will depend on the market value of our securities from time to time and the willingness of potential investors, sellers or business partners to accept it as full or partial payment. Using securities for this purpose also may result in significant dilution to our then existing stockholders. To the extent that we are unable to use securities to make future expansions, our ability to grow through expansions may be limited by the extent to which we are able to raise capital for this purpose through debt or equity financings. Raising external capital in the form of debt could require periodic interest payments that could hinder our financial flexibility in the future. No assurance can be given that we will be able to obtain the necessary capital to finance a successful expansion program or our other cash needs. If we are unable to obtain additional capital on acceptable terms, we may be required to reduce the scope of any expansion. In addition to requiring funding for expansions, we may need additional funds to implement our internal growth and operating strategies or to finance other aspects of our operations. Our failure to (a) obtain additional capital on acceptable terms, (b) use internally generated cash or debt to complete expansions because it significantly limits our operational or financial flexibility, or (c) use securities to make future expansions may hinder our ability to actively pursue any expansion program we may decide to implement. In addition, if we are unable to obtain necessary capital going forward, our ability to continue as a going concern would be negatively impacted.

Risks Relating To Our Common Stock

There is currently no market for our common stock, and if a market for our common stock does not develop, our investors may be unable to sell their shares.

There is currently no market for our common stock.  We intend to be quoted on the OTC Bulletin Board trading system, although there is no guarantee we will ever qualify to do so. The OTC Bulletin Board is not a listing service or exchange, but is instead a dealer quotation service for subscribing members. The OTC Bulletin Board tends to be highly illiquid, in part because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of market volatility for securities that trade on the OTC Bulletin Board as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors including:

•	the lack of readily available price quotations;

•	the absence of consistent administrative supervision of “bid” and “ask” quotations;

•	lower trading volume;

•	market conditions;

•	technological innovations or new products and services by us or our competitors;

•	regulatory, legislative or other developments affecting us or our industry generally;

•	limited availability of freely tradable “unrestricted” shares of our common stock to satisfy purchase orders and demand;

•	our ability to execute our business plan;

•	operating results that fall below expectations;

•	industry developments;

•	economic and other external factors; and

•	period-to-period fluctuations in our financial results.

In addition, the value of our common stock could be affected by:

•	actual or anticipated variations in our operating results;

•	changes in the market valuations of other companies operating in our industry;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	adoption of new accounting standards affecting our industry;

•	additions or departures of key personnel;

•	introduction of new services or technology by our competitors or us;

•	sales of our common stock or other securities in the open market or private transactions;

•	changes in financial estimates by securities analysts;

•	conditions or trends in the market in which we operate;

•	changes in earnings estimates and recommendations by financial analysts;

•	our failure to meet financial analysts’ performance expectations; and

•	other events or factors, many of which are beyond our control.

The securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also significantly affect the market price of our common stock.

In a volatile market, you may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required either to sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies or technologies by using common stock as consideration.

Because our common stock may be classified as “penny stock,” trading may be limited, and the share price could decline.

Because our common stock may fall under the definition of “penny stock,” trading in the common stock, if any, may be limited because broker-dealers would be required to provide their customers with disclosure documents prior to allowing them to participate in transactions involving the common stock. These disclosure requirements are burdensome to broker-dealers and may discourage them from allowing their customers to participate in transactions involving the common stock.

“Penny stocks” are equity securities with a market price below $5.00 per share other than a security that is registered on a national exchange, included for quotation on the NASDAQ system or whose issuer has net tangible assets of more than $2,000,000 and has been in continuous operation for greater than three years. Issuers who have been in operation for less than three years must have net tangible assets of at least $5,000,000.

Rules promulgated by the SEC under Section 15(g) of the Exchange Act require broker-dealers engaging in transactions in penny stocks, to first provide to their customers a series of disclosures and documents including:

•	a standardized risk disclosure document identifying the risks inherent in investment in penny stocks;

•	all compensation received by the broker-dealer in connection with the transaction;

•	current quotation prices and other relevant market data; and

•	monthly account statements reflecting the fair market value of the securities.

These rules also require that a broker-dealer obtain financial and other information from a customer, determine that transactions in penny stocks are suitable for such customer and deliver a written statement to such customer setting forth the basis for this determination.

We cannot assure you that we will list our common stock on NASDAQ or any other national securities system or exchange.

We do not currently meet the initial listing standards of either of NASDAQ or the American Stock Exchange, and we cannot assure you that we will be able to qualify for and maintain a listing of our common stock on either of those markets or any other stock system or exchange in the future. Furthermore, in the case that our application is approved, there can be no assurance that trading of our common stock on such market will reach or maintain desired liquidity.

Because we do not intend to pay any dividends on our common stock, purchases of our common stock may not be suited for investors seeking dividend income.

We do not currently anticipate declaring and paying dividends to our stockholders in the near future. It is our current intention to apply any net earnings in the foreseeable future to the internal needs of our business. Prospective investors seeking or needing dividend income or liquidity from our common stock should, therefore, not purchase our common stock. There can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our shares, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors, who currently do not intend to pay any dividends on our common shares for the foreseeable future.

Securities analysts may not initiate coverage or continue to cover our common stock, and this may have a negative impact on our common stock’s market price.

A potential trading market for our common stock will depend, in part, on the research and reports that securities analysts publish about us and our business. We do not have any control over these analysts. Currently there is no coverage of our common stock and there is no guarantee that securities analysts will cover our common stock in the future. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our stock is downgraded, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Currently Mr. John McCawley controls 80.8% of the Company which will have an impact on all major decisions on which our stockholders may vote and which may discourage an acquisition of our Company.

Currently, Mr. John McCawley owns approximately 80.8% of our outstanding common stock.  After the registration and sale of his common stock pursuant to the registration statement on Form S-1 of which this prospectus is a part, he will still own 60.9% of the Company.  In addition, he is also one of our directors and our President and Chief Executive Officer. The interests of Mr. McCawley may differ from the interests of other stockholders. As a result, Mr. McCawley will have the ability to significantly impact virtually all corporate actions requiring stockholder approval, vote, including the following actions:

•	election of our directors;

•	the amendment of our organizational documents;

•	the merger of our company or the sale of our assets or other corporate transaction; and

•	controlling the outcome of any other matter submitted to the stockholders for vote.

Mr. McCawley’s beneficial stock ownership may discourage potential investors from investing in shares of our common stock due to the lack of influence they could have on our business decisions, which in turn could reduce our stock price.  Mr. McCawley’s ownership could also discourage or prevent a takeover of the Company even if an acquisition would be beneficial to our stockholders.

Risks Related to this Offering

In order to raise sufficient funds to continue operations, we may have to issue additional securities which may result in substantial dilution to our stockholders.

If we raise additional funds through the sale of equity or convertible debt, current stockholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of common stock then outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our common stock. We cannot assure that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We have arbitrarily determined the offering price of our common stock and the value of our stock does not necessarily reflect our book value.

We arbitrarily selected the price for the shares.  Our establishment of the offering price of the shares has not been determined by negotiation with an underwriter as is customary in underwritten public offerings. The offering price does not bear any relationship whatsoever to our assets, earnings, book value or any other objective standard of value. Therefore, investors may be unable to recoup their investment if the value of our securities does not materially increase. Among the factors we considered in determining the offering price were:

•	our lack of operating history;

•	the amount of risk associated with an investment in our stock and the proportional amount of stock to be retained by our existing stockholders; and

•	our relative cash requirements.

The stock markets and economy are currently suffering higher than normal uncertainty.

In the current state of the stock market, there is no assurance that we will be able to market all of the shares we desire to implement our business plan.  We may not be able to market any at all. If such an unavailability of capital were to arise, it could affect our development efforts and significantly delay or prevent implementation of our plans. Should we prove unable to market any shares at all, the existence of the Company itself could be imperiled.

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus and registration statement on Form S-1 contain certain forward-looking statements, are based on the beliefs of our management as well as assumptions made by and information currently available to our management. Statements that are not based on historical facts, which can be identified by the use of such words as “likely,” “will,” “suggests,” “target,” “may,” “would,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict,” and similar expressions and their variants, are forward-looking. Such statements reflect our judgment as of the date of this prospectus and they involve many risks and uncertainties, including those described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These risks and uncertainties could cause actual results to differ materially from those predicted in any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements.

Our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Such factors include, but are not limited to the following:

•	our goals and strategies;

•	our expansion plans;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the market for our products;

•	our expectations regarding demand for our products;

•	our expectations regarding keeping and strengthening our relationships with key customers;

•	our ability to stay abreast of market trends and technological advances;

•	general economic and business conditions in the regions in which we sell our products;

•	relevant government policies and regulations relating to our industry; and

•	market acceptance of our products.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business,” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance.

Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publication market data cited in this prospectus was prepared on our or our affiliates’ behalf.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares offered under this prospectus by the selling stockholders. Rather, the selling stockholders will receive those proceeds directly.

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is currently not listed on the OTC Bulletin Board or any securities exchange.  There is no guarantee our common stock will ever meet the requirements for listing on the OTC Bulletin Board or a securities exchange.

Determination of Offering Price

Since our common stock is presently not traded on any market or securities exchange, we have fixed the offering price of the shares offered by this prospectus at $0.07.  The fixed offering price may not reflect the market price of the shares after the offering. The offering price does not bear any relationship whatsoever to our assets, earnings, book value or any other objective standard of value. We selected the price for the common stock based upon revenue trading multiples of comparable companies in our industry and the discounted present value of anticipated cash flows through 2012.  Among the other factors we considered in determining the offering price that served to decrease it significantly were:

•	our lack of operating history;

•	the amount of risk associated with an investment in our stock and the proportional amount of stock to be retained by our existing stockholders; and

•	our relative cash requirements.

There is no relationship between the current offering price of $0.07 and the price that we previously received from our private placements of stock.

Stockholders

As of March 9, 2010, we had approximately 33 stockholders of record of our common stock.

Dividends

We have never declared dividends or paid cash dividends on our common stock and our board of directors does not intend to distribute dividends in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as of March 9, 2010, certain information related to our compensation plans under which shares of our common stock are authorized for issuance.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (a)		Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	--		--	--

Equity compensation plans not approved by security holders	6,485,000	(1)	$0.07	1,275,000
Total	6,485,000	(1)	$0.07	1,275,000

 (1) The 240,000 restricted shares issued to the Company’s employees placed on furlough due to the termination of the SkyTerra contract termination have not been included in these calculations.

On October 27, 2009, the board of directors of the Company adopted the Verecloud, Inc. 2009 Equity Incentive Plan (the “Incentive Plan”). The Company expects to submit the Incentive Plan for approval by its stockholders at the next annual meeting of the Company's stockholders. The Company’s board of directors will administer the Incentive Plan until the board of directors delegates the administration to a committee of the board of directors.

The purpose of the Incentive Plan is to benefit the Company's stockholders by furthering the growth and development of the Company by affording an opportunity for stock ownership to attract, retain and provide incentives to employees and directors of, and non-employee consultants to, the Company and its affiliates, and to assist the Company in attracting and retaining new employees, directors and consultants; to encourage growth of the Company through incentives that are consistent with the Company's goals; to provide incentives for individual performance; and to promote teamwork.

Under the Incentive Plan, the board of directors in its sole discretion may grant stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, deferred stock or other equity-based awards (each an “Award”) to the Company's employees, directors and consultants (or those of the Company's affiliates).  The Awards available under the Incentive Plan also include performance-based Awards, which would have pre-established performance goals that relate to the achievement of the Company’s business objectives.  The performance-based stock Awards available under the plan are intended to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended, to allow such Awards, when payable, to be tax deductible by the Company.

The Company has reserved a total of 8,000,000 shares of common stock for issuance under the Incentive Plan.  To the extent that an Award expires, ceases to be exercisable, is forfeited or repurchased by the Company, any shares subject to the Award may be used again for new grants under the Incentive Plan.  In addition, shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any Award (other than with respect to options) may be used for grants under the Incentive Plan.  The maximum number of shares of Common Stock that may be subject to one or more awards to a participant pursuant to the Incentive Plan during any fiscal year of the Company is 4,000,000.

As of March 9, 2010, 240,000 shares have been awarded as restricted stock to those employees of the Company put on furlough as a result of the termination of the SkyTerra contract.  Each restricted stock award will vest evenly on the first day of each third month over a two-year period commencing on November 1, 2009, provided that the employee has been re-instated to a full-time position at the Company on or before July 1, 2010.   A restricted stock award becomes fully vested if the employee dies while actively employed or upon a change in control of the Company followed by termination of the employee’s employment within 12 months of such change in control.

As of March 9, 2010, 6,485,000 options have been issued under the Incentive Plan.  In general, each option vests evenly on the last day of each fiscal quarter, based on a three year period commencing upon the employee’s original date-of-hire.   As of March 9, 2010, 3,589,583 options have vested.

DILUTION

The shares that are currently being registered under this registration statement on Form S-1 of which this prospectus is a part, have already been issued and are currently outstanding. Therefore, there will be no dilutive impact to the Company’s stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained should be read in conjunction with our Current Report on Form 8-K, filed on September 1, 2009, as well as our Transition Report on Form 10-K for the period ended June 30, 2009 and our Quarterly Report on Form 10-Q for the three and six months ended December 31, 2009. We also urge you to review and consider our disclosures describing various risks that may affect our business, which are set forth under the heading “Risk Factors.”

Overview

On August 31, 2009, we consummated the Share Exchange with the sole member of Cadence II, pursuant to which we acquired all of the membership interests in Cadence II in exchange for the issuance to the sole member of Cadence II of 42,320,000 shares of our common stock representing at that time, 92.0% of our issued and outstanding common stock, as previously disclosed on Verecloud’s Current Report on Form 8-K, filed on September 1, 2009.  After the Share Exchange, our business operations consist of those of Cadence II.  Upon the closing of the Share Exchange, we amended our Articles of Incorporation to change our name to Network Cadence, Inc. and Cadence II became our wholly-owned subsidiary.  On January 25, 2010, we instituted a four-for-one forward split of our common stock and amended our Articles of Incorporation to change our name from Network Cadence, Inc. to Verecloud, Inc.

Verecloud is focused on providing professional services and business platform solutions to CSPs. These services and solutions are focused on the service delivery platform component of CSPs back office systems and enable CSPs to, among other things, operate more efficiently, introduce new products faster and deliver a better customer experience.

Cadence II was formed in 2006 and, for the past three years, has driven operational improvements and innovation with clients across the telecommunications landscape through professional services contracts. From architecture design to solution, or technology selection to delivery and implementation, Cadence II has provided professional service solutions  for operational support systems (service creation, order fulfillment, inventory, activation and provisioning, assurance and billing, among others).  Currently, the Company’s revenue stream consists solely of billable professional services.  No software or product revenue has yet been generated.

While professional services are expected to be the Company’s sole source of revenue through at least mid-2010, the Company’s objective is  to develop a unique platform, known as, Nimbus, which we hope will position the Company to exploit the opportunity created by the continued growth in cloud computing. Nimbus is expected to bridge the gap between (i) small-and-medium businesses, that want expanded and integrated services via the “cloud,” (ii) CSPs who need innovative, high-margin services to drive growth, and (iii) innovative cloud computing solution providers who want access to the large distribution channel that CSPs have developed for voice and data services. The Company believes that Nimbus can potentially open new revenue opportunities, protect investments made in existing services and create a new distribution model for both CSPs and cloud computing solution providers in a low cost, high return manner.  The success of the Company’s plan will depend on several major factors.  First, its ability to raise the capital needed to develop Nimbus.  Second, the successful development of Nimbus into a commercially viable and competitive cloud-based solution.  Third, the Company’s ability to effectively market and sell the Nimbus solution to CSPs.  If the Company is unable to successfully execute on some or all of these factors, there could be a material adverse effect on the Company’s business, financial condition and results of operations and we could be forced to cease operations entirely.  Currently, the development of Nimbus is in the early phase with the focus in the first quarter of 2010 on developing technical timelines and partner strategies.  Beta phase is projected to occur in the second quarter of 2010 with platform testing and integration expected to occur in the third quarter of 2010.  Commercial viability is targeted for the fourth quarter of 2010.  However, the entire foregoing plan is dependent on the Company’s ability to raise the needed capital in the first half of 2010.

Once Nimbus is commercially available, the Company anticipates focusing on three streams of revenue.  First, upfront integration fees charged to customers for integrating Nimbus into their existing systems.  Second, license and support fees for ongoing maintenance and support of the platform.  Finally, revenue sharing with the CSPs related to revenue generated via the Nimbus platform.  If the Company’s business plan is successful, the revenue share component is expected to be the major source of revenue moving forward.

Restatement of Consolidated Financial Statements

On May 26, 2009, the membership interests of Pat Burke and Ann Burke, totaling 51% of Cadence II, were purchased by Cadence II pursuant to a purchase agreement by and among Cadence II, Pat Burke and Ann Burke, dated as of May 26, 2009, as previously disclosed as Exhibit 10.2 to the Company’s Form 8-K dated September 1, 2009 (the “Purchase Agreement”). The aggregate purchase price was $3,609,244 which was comprised of $661,977 in cash, $2,800,000 in a promissory note, $123,000 in property, and $24,267 estimated value in future health insurance benefits for Pat and Ann Burke.  The excess of the purchase price over 51% of the tangible net assets (the two members’ equity accounts) of $2,437,177 was previously accounted for as goodwill. Subsequent to June 30, 2009, the goodwill balance of $2,437,177 was fully impaired due to substantial doubt about the Company’s ability to continue as a going concern described below. The restated financial statements account for this amount as a repurchase of Company stock, recorded as treasury stock and then retired.  As a result, the goodwill impairment of $2,437,177 that was booked to operating expenses has been removed.

The unaudited financial statements for the six months ended June 30, 2009, the three months ended September 30, 2009 and the six months ended December 31, 2009 are being restated to correct the accounting treatment previously reported in connection with the affiliate transaction described above, and reported in the Company's Current Report on Form 8-K, filed on September 1, 2009 and the Quarterly Reports on Form 10-Q for the quarters ended September 30, 2009 and December 31, 2009, respectively.

A summary of the changes to the financial statements for the six months ended December 31, 2009 is shown below. This restatement had no impact on the balance sheet or statement of cash flows for the six months ended December 31, 2009:

	Six months ended December 31, 2009

	Previously Reported	Adjustment	Restated
Revenue	$4,866,153		$4,866,153
Cost of goods sold	2,169,536		2,169,536
Gross margin	2,696,616	-	2,696,616
Operating expenses	4,259,374	(2,437,177)	1,822,197
Operating income	(1,562,758)	2,437,177	874,419
Other income (expense)	(93,731)		(93,731)
Pretax income (loss)	(1,656,488)	2,437,177	780,689
Income tax expense	64,310	-	64,310
Net income (loss)	$(1,720,798)	$2,437,177	$716,379

A summary of the changes to the financial statements as of June 30, 2009 is shown below. This restatement had no impact on the statement of income for the six months ended June 30, 2009:

	Previously
	Reported	Adjustment	Restated
Current assets	$1,984,671		$1,984,671
Property and equipment	72,047		72,047
Other assets	2,459,962	(2,437,177)	22,785
Total assets	$4,516,679	$(2,437,177)	$2,079,502

Current liabilities	$1,375,788		$1,375,788
Long term debt	1,680,000		1,680,000
Stockholders' equity (deficit)	1,460,892	(2,437,177)	(976,285)
Total liabilities and stockholders’ equity (deficit)	$4,516,679	$(2,437,177)	$2,079,502

Related Party Transactions

On May 26, 2009, the membership interests of Pat Burke and Ann Burke, totaling 51% of Cadence II, were purchased by Cadence II pursuant to the Purchase Agreement.  The aggregate purchase price was $3,609,244 which was comprised of $661,977 in cash, $2,800,000 in a promissory note, $123,000 in property, and $24,267 estimated value in future health insurance benefits for Pat and Ann Burke.  The promissory note is being repaid in 10 equal quarterly installments of $280,000 plus interest thereon, beginning August 31, 2009 with a maturity date of November 30, 2011.  The promissory note bears interest at a prime rate plus 4%.  As of March 9, 2010, the outstanding principal balance is $1,960,000.

The promissory note issued in connection with the Purchase Agreement requires that the Company maintain no less than $750,000 in cash or cash equivalents beginning on January 1, 2010 and until the promissory note is paid in full. Once the Company falls below $750,000, it has 90 days to restore the cash and cash equivalents to $750,000 or greater.  Our cash balance fell below $750,000 on March 1, 2010. We have until June 1, 2010 to restore the cash and cash equivalents balance to $750,000. Failure to maintain this cash requirement can accelerate full payment of the promissory note, resulting in the note balance becoming a current liability.  If the Company is unable to obtain the necessary funding to comply with the requirements of the promissory note or repay the note, the holders of the note could accelerate the due date and foreclose on the assets of the Company as they currently hold a security interest.

Going Concern

The Company’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As a result, they do not include adjustments that would be necessary if the Company were unable to continue as a going concern and would therefore be obligated to realize assets and discharge its liabilities other than in the normal course of operations. On November 2, 2009, the Company received a contract termination notice from its largest customer, SkyTerra.  As a result, monthly revenue declined more than 90%, effective November 2, 2009.  This raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan.

The Company’s objective is to overcome the circumstances that impact its ability to remain a going concern through a combination of the commencement of revenues, with interim cash flow deficiencies being addressed through additional equity and debt financing.  In January 2010, the Company completed a five-year business plan.  Based on the Company’s current business plan and projections, it will need approximately $10 million to meet its cash requirements for the next twelve months.  This plan is the basis of discussion with potential investors and strategic partners.  Since January 2010, the Company has met with several investment firms and strategic partners in the software and telecommunications industries who expressed interest in our strategy and could be potential investors in the Company.  The Company is exploring funding options that include debt financing, equity investments, co-development arrangements and strategic alliances.  As of March 9, 2010, the Company has not secured any financing or commitments.  In addition, the Company cannot be certain that any such financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue operations. The Company’s ability to obtain additional funding will determine its ability to continue as a going concern. Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on financial performance, results of operations and stock price and require it to curtail or cease operations, sell off its assets, seek protection from its creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of the Company’s common stock, and debt financing, if available, may involve restrictive covenants, and strategic relationships, if necessary to raise additional funds, and may require that the Company relinquish valuable rights.

Management believes that actions presently being taken to raise funds provide the opportunity for the Company to continue as a going concern.  As of March 9, 2010, our current cash balance is expected to fund our operations through April 2010.  Our 2010 plan does not contemplate significant revenue from Nimbus as we complete development of the platform.  Of the approximately $10 million needed to fund operations for the next 12 months, approximately $4 million will be used for Nimbus development and product management, approximately $5 million for sales, marketing, working capital and administrative expenses, and $1.2 million to meet the obligations of the promissory note.  With significant revenue not planned until the second half of 2011, we will need an additional $10 million to fund operations through 2011. As a result, we intend to seek up to $20 million to fund operations through 2011 and comply with the requirements of and service the promissory note.  The Company currently does not have enough cash to operate for the next 12 months without this additional capital.

Significant Accounting Policies

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. On an on-going basis, management evaluates these estimates and assumptions, including but not limited to those related to revenue recognition and the impairment of long-lived assets, goodwill and other intangible assets. Management bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

For purposes of balance sheet classification and the statements of cash flows, the Company considers cash in banks, deposits in transit, and all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company primarily sells its services to customers in the communications industry in the United States on an uncollateralized, open credit basis. For the six months ended December 31, 2009, one customer accounted for 93% of the revenue.

Cash is maintained at financial institutions. The Federal Deposit Insurance Corporation (“FDIC”) currently insures accounts at each institution for up to $250,000. At times, cash balances may exceed the FDIC insurance limit of $250,000.

Accounts Receivable

Accounts receivable include uncollateralized customer obligations due under normal trade terms and do not bear interest.

The carrying amount of accounts receivable is reduced by a valuation allowance for doubtful accounts that reflects management’s best estimate of the amounts that will not be collected resulting from past due amounts from customers. There was no allowance for doubtful accounts at December 31, 2009 since the total balance of accounts receivable has either been collected or is within reasonable payment terms as of March 9, 2010.

Revenue Recognition

For the periods covered by this registration statement on Form S-1 of which this prospectus is a part, the Company derived its revenue solely from billable professional services provided to clients.  Revenue is recognized only when all of the following conditions have been met:  (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured.

Property and Equipment

Equipment and furniture are carried at historical cost, net of accumulated depreciation. Depreciation is computed using straight-line methods over the estimated useful lives of the assets, ranging from three to seven years. Expenditures for repairs and maintenance which do not materially extend the useful lives of equipment and furniture are charged to operations.

Fair Value Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2009. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, accounts payable and accrued expenses. Fair values are assumed to approximate carrying values for these financial instruments because they are short term in nature, or are receivable or payable on demand.

Segment Information

Certain information is disclosed based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in one business segment and will evaluate additional segment disclosure requirements if it expands operations.

Significant Customers

For the six months ended December 31, 2009, the Company had a substantial business relationship with one major customer, SkyTerra.  SkyTerra accounted for 93% and 100% of the Company’s total revenue for the six months ended December 31, 2009 and 2008, respectively. On November 2, 2009, SkyTerra notified the Company that it is terminating its contract.   As a result, the Company reduced its workforce by approximately 50% and revenues declined more than 90% beginning in November 2009.

Long-Lived Assets

The Company accounts for its long-lived assets in accordance with Accounting for the Impairment or Disposal of Long-Lived Assets (“ASC 360”).  The Company’s primary long-lived assets are property and equipment. ASC 360 requires a company to assess the recoverability of its long-lived assets whenever events and circumstances indicate the carrying value of an asset or asset group may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. Additionally, the standard requires expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred, rather than as of the measurement date. For property and equipment, the Company’s assets consist primarily of computers and office equipment. The Company has compared the net book value of these assets to market-based pricing for similar used equipment. As of December 31, 2009, the depreciated value of the assets materially reflects the estimated fair value of similar used equipment in the marketplace.

Net Income (Loss) Per Common Share

Basic earnings (loss) per common share calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year.  Diluted earnings (loss) per common share calculations are determined by dividing net income (loss) by the weighted average number of common shares and dilutive common share equivalents outstanding.  During the periods when they are anti-dilutive, common stock equivalents, if any, are not considered in the computation.

Recent Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board (“FASB”), the SEC, and the Emerging Issues Task Force (“EITF”), to determine the impact of new pronouncements on GAAP and the impact on the Company.  The Company has adopted the following new accounting standards during 2009:

Accounting Standards Codification – In June 2009, FASB established the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative GAAP.  The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the SEC and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. The ASC is effective for interim and annual reporting periods ending after September 15, 2009. The adoption of the ASC did not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

Subsequent Events – In May, 2009, the ASC guidance for subsequent events was updated to establish accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The update sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. The new guidance requires the disclosure of the date through which subsequent events have been evaluated. The Company adopted the updated guidance for the interim period ended September 30, 2009. The adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Accounting for the Useful Life of Intangible Assets – In April 2008, the ASC guidance for Goodwill and Other Intangibles was updated to amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this update is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under guidance for business combinations. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2009 and will be applied prospectively to intangible assets acquired after the effective date. The adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Derivative Instruments – In March 2008, the ASC guidance for derivatives and hedging was updated for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for, and how derivative instruments and the related hedged items affect an entity’s financial position, financial performance and cash flows. The Company adopted the updated guidance on January 1, 2009. The adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Business Combinations – In December 2007, the ASC guidance for business combinations was updated to provide new guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. The updated guidance also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted the updated guidance on January 1, 2009 and it will be applied to any future acquisitions.

Non-Controlling Interests – In December 2007, the ASC guidance for Non-Controlling Interests was updated to establish accounting and reporting standards pertaining to: (i) ownership interests in subsidiaries held by parties other than the parent (“Non-Controlling Interest”), (ii) the amount of net income attributable to the parent and to the Non-Controlling Interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated.  If a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary is measured at fair value and a gain or loss is recognized in net income based on such fair value.  For presentation and disclosure purposes, the guidance requires Non-Controlling Interests (formerly referred to as minority interest) to be classified as a separate component of equity. The Company adopted the updated guidance on January 1, 2009.  The adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

There were various accounting standards and interpretations recently issued which have not yet been adopted, including:

Fair Value Accounting – In August 2009, the ASC guidance for fair value measurements and disclosure was updated to further define fair value of liabilities. This update provides clarification for circumstances in which: (i) a quoted price in an active market for the identical liability is not available, (ii) the liability has a restriction that prevents its transfer, and (iii) the identical liability is traded as an asset in an active market in which no adjustments to the quoted price of an asset are required. The updated guidance is effective for the Company’s interim reporting period beginning October 1, 2009. The Company is evaluating the potential impact of adopting this guidance on the Company’s consolidated financial position, results of operations and cash flows.

Variable Interest Entities – In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2010. The Company currently is evaluating the potential impact of adopting this guidance on the Company’s consolidated financial position, results of operations and cash flows.

There were no other accounting standards and interpretations issued recently which are expected to have a material impact on the Company's financial position, operations or cash flows.

Outlook

The Verecloud business model seeks to provide solutions to traditional CSPs, enabling them to innovate and provide value-added services to their customers via cloud computing. We expect to accomplish our business model by utilizing the core competencies of our team to deliver and deploy Nimbus within the CSPs operating environment.

The Company will initially target Tier 1 CSPs domestically and internationally who have a desire to transform their operations to deliver highly optimized cloud-based services to their customers. In particular, Verecloud will place a high priority on partnering with CSPs who intend to target the small-and-medium business customer, due to size of the opportunity for incremental services and revenue via cloud computing in the near term.

Revenues

With this outstanding market opportunity, Verecloud  is targeting three key revenue streams:

•	Nimbus implementation and integration;

•	ongoing system upgrades; and

•	revenue share on CSPs new products and services.

As our revenues increase, we plan to continue to invest in marketing and sales by increasing our presence within the industry and well as continued targeted sales efforts within and outside the telecommunications industry.  We do not expect significant revenue from the above streams until 2011.

Cost of Goods Sold

With the expected growth in revenue, general, legal and administrative expenses are expected to increase. We expect to continue to add supporting staff in finance and operations as we grow the business.  Our Nimbus development team is expected to consist of 25-35 employees and contractors by the end of 2010.  We expect to maintain a similar staffing level beyond 2010 as we continue to focus on enhancements to the Nimbus platform.

Operating Expenses

With the expected growth in revenue, general and administrative expenses are expected to increase. We expect to continue to add supporting staff in areas of legal finance and operations as we growth the business. We also expect to continue to enhance the capabilities of Nimbus to meet the changes in technology within the industry.

Results of Operations

Comparison of the Six Months Ended December 31, 2009 and December 31, 2008 (unaudited)

	Six months ended December 31, (Unaudited)
	2009		2008
		% of		% of
	Amount	Revenues	Amount	Revenues
	in dollars except percentages

Revenues	$4,866,153	100%	$3,992,264	100%

Cost of goods sold	2,169,536	45%	1,917,492	48%

Gross profit	2,696,616	55%	2,074,772	52%

Operating expenses	1,822,197	37%	663,990	17%

Operating income	874,419	18%	1,410,783	35%

Other income (expense)	(93,731)	-2%	14,097	0%

Income tax expense	64,310	1%	-	0%

Net income	$716,379	15%	$1,424,879	36%

Revenue: Revenue for the six months ended December 31, 2009 increased 22% compared to the six months ended December 31, 2008 primarily due to the increase of activity at SkyTerra and other customers in July 2009 through October 2009 partially offset by the termination of the SkyTerra contract in November 2009. See further explanation in the “Going Concern” section of the Management Discussion and Analysis.

Cost of Goods Sold : Cost of goods sold, which consists mainly of wage related expenses and travel expenses, increased 13% in the six months ended December 31, 2009 versus the comparable period in 2008. This increase reflects the growth in SkyTerra revenue prior to receiving the termination notice. Our gross profit was 55% for the six months ended December 31, 2009 versus 52% for the comparable period in 2008.

Operating Expenses: Operating expenses for six months ended December 31, 2009 increased 174% versus the comparable period in 2008.   This increase is driven by the stock-based compensation of $175,827, increased headcount, additional marketing costs and higher legal and accounting costs due to the Share Exchange and reporting requirements of a public entity.

Other Income (Expense): Other income (expense) for the six months ended December 31, 2009 was ($93,731), versus $14,097 for the comparable period in 2008 and consists primarily of interest expense and interest income. For the six months ended December 31, 2009, interest expense was $96,374. This is interest expense associated with the outstanding note payable (Note 7). There was no interest expense in the comparable period of 2008. Interest income for the six months ended December 31, 2009 was $2,643, compared to $14,097 for the comparable period in 2008.

Net Income: For the six months ended December 31, 2009, we reported net income of $716,379 compared to net income of $1,424,879 for the six months ended December 31, 2008.   The decline in net income is driven by the termination of the SkyTerra contract in November 2009 and increased in operating expenses in 2009.

Comparison of the Six Months Ended June 30, 2009 Compared to the Six Months Ended June 30, 2008

	Six months ended June 30,
	2009		2008
			Unaudited
		% of		% of
	Amount	Revenues	Amount	Revenues
	in dollars except percentages

Revenues	$4,445,989	100%	$3,155,354	100%

Cost of goods sold	2,144,855	48%	1,456,392	46%

Gross profit	2,301,133	52%	1,698,962	54%

Operating expenses	1,112,082	25%	578,926	18%

Operating income	1,189,052	27%	1,120,036	35%

Other income (expense)	(10,343)	0%	18,487	1%

Income tax expense (benefit)	-	0%	-	0%

Net income	$1,178,708	27%	$1,138,523	36%

Comparison of the Six Months Ended June 30, 2009 and June 30, 2008

Revenue: Revenue for the six months ended June 30, 2009 increased 41%, compared to the six months ended June 30, 2008.  This increase is driven primarily by growth at our former major customer in 2009.

Cost of Goods Sold: Cost of goods sold, which consists mainly of wage related expenses and travel expenses in the six months ended June 30, 2009, increased 47%, reflecting the overall growth in revenue.  Our gross profit remained fairly consistent and was 52% for the six months ended June 30, 2009 versus 54% for the comparable period in 2008.

Operating Expenses: Operating expenses for the six months ended June 30, 2009 were up 92%, versus the comparable period in 2008. This increase is driven by increased headcount plus additional marketing and administrative costs.

Other Income (Expense): Other income (expense) for the six months ended June 30, 2009 was ($10,343) consisting primarily of interest expense on the promissory note of $16,917 offset by interest income of $6,574. For the comparable period in 2008, interest income was $18,672 and there was no interest expense.

Net Income: For the six months ended June 30, 2009, we reported net income of $1,178,708, compared to net income of $1,138,523 for the six months ended June 30, 2008.  Our net income growth is driven by increased revenue at our major customer.

During the six months ended June 30, 2009 and 2008, we did not grant any shares of common stock as compensation.

Comparison of the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

	Years ended December 31,
	2008		2007
		% of		% of
	Amount	Revenues	Amount	Revenues
	in dollars except percentages

Revenues	$7,147,618	100%	$4,345,330	100%

Cost of goods sold	3,373,883	47%	2,615,505	60%

Gross profit	3,773,735	53%	1,729,825	40%

Operating expenses	1,242,917	17%	395,943	9%

Operating income	2,530,818	36%	1,333,882	31%

Other income (expense)	32,584	0%	(4,654)	0%

Net income	$2,563,402	36%	$1,329,228	31%

Revenue for the year ended December 31, 2008 was $7,147,618, compared to $4,345,330 for the year ended December 31, 2007, an increase of $2,802,288 or 64%. This increase is driven by growth at our major customer in 2008.

For the year ended December 31, 2008, we reported net income of $2,563,402, compared to net income of $1,329,228 for the year ended December 31, 2007, driven by increased revenue at our major customer.

Total expenses for the year ended December 31, 2008 were $4,616,800 compared to $3,011,448 in the comparable period of 2007, an increase of $1,605,352 or 53%. The additional expenditures reflect the overall growth in our business across cost of goods sold and operating expenses. Cost of goods sold, which consists mainly of wage related expenses and travel expenses, increased $758,378 from $2,615,505 for the year ended December 31, 2007 to $3,373,883 for the year ended December 31, 2008. This increase is due to the expansion of revenue and direct costs associated with the revenue growth.

Operating expenses for year ended December 31, 2008 increased to $1,242,917 compared to $395,943 during the comparable period in 2007, a difference of $846,974 or 214%. The biggest component of operating expenses is salary and wages, which increased from $73,070 in 2007 to $465,319 in 2008. Other line items that increased significantly were marketing expenses, which increased to $248,517 for the year ended December 31, 2008, compared to $13,569 for the year ended December 31, 2007 and rent expense which increased from $103,245 in 2007 to $137,222 in 2008.

During the years ended December 31, 2008 and December 31, 2007, we did not grant any shares of common stock as compensation.

Interest income for the year ended December 31, 2008 increased to $32,155 compared to $0 for the comparable period of 2007.

Impact of Inflation

Historically, inflation has not had a material effect on us.

Liquidity and Capital Resources

The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan. Since its inception, the Company has been funded by its founders.

Cash and cash equivalents were $1,519,911 and $540,479 as of December 31, 2009 and June 30, 2009, respectively. The change in cash and cash equivalents during the periods presented was as follows:

	Six months ended December 31,		Six months ended June 30,		Year ended December 31,
	2009	2008	2009	2008	2008	2007
Net cash from operating activities	$2,064,247	$810,852	$824,893	$1,849,632	$2,660,483	$460,830
Investing Activities	(18,193)	(21,757)	(151,319)	(35,973)	(57,730)	(73,783)
Financing Activities	(1,066,623)	(1,020,000)	(1,572,861)	(800,000)	(1,820,000)	-
Net (decrease) in cash and cash equivalents	$979,431	$(230,905)	$(899,287)	$1,013,658	$782,753	$387,046
Cash and cash equivalents at the beginning of the period	540,479	1,670,671	1,439,766	657,013	657,013	269,967
Cash and cash equivalents at the end of the period	$1,519,911	$1,439,766	$540,479	$1,670,671	$1,439,766	$657,013

Operations: Net cash from operating activities during the six months ended December 31, 2009 was $979,431, compared to net cash used in operating activities of $230,905 during the comparable period of 2008, an increase of $1,253,395.  This increase in cash provided by operating activities is mainly due to the overall increase in revenue and operating margin from our former major customer.

Investing: Net cash used in investing activities, consisting primarily of capital expenditures, for the six months ended December 31, 2009 was $18,193, compared to $21,757 for the six months ended December 31, 2008.  Our capital expenditures consist mainly of office and computer equipment.

Financing: Net cash used in financing activities for the six months ended December 31, 2009 was $1,066,623 compared to $1,020,000 for the six months ended December 31, 2008. The activity in 2009 represents member distributions ($506,623) and principal payments on the outstanding note payable ($560,000). For the comparable period in 2008, the amount represents member distributions.

The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan. Since its inception, the Company has been funded by its operations.

As of December 31, 2009, total current assets were $1,862,199 which consisted of $1,519,911 of cash, $277,557 of accounts receivable and $64,731 of other current assets.

Accounts receivable at December 31, 2009 were $277,557 compared to $1,372,860 at June 30, 2009.  This decrease of $1,095,303 was driven by reduction in revenue due to the SkyTerra contract termination in November 2009 and subsequent collection of substantially all outstanding receivables due from SkyTerra by December 31, 2009.

Accounts payable at December 31, 2009 were $93,663 compared to $178,519 at June 30, 2009.  This decrease of $84,856 was driven by the reduction in amounts due to contractors as a result of  the SkyTerra contract termination.

Income taxes payable at December 31, 2009, 2009 were $644,215 compared to $0 at June 30, 2009.  Prior to the Share Exchange, Cadence II was a limited liability company using cash basis accounting for tax purposes.  The income taxes payable at December 31, 2009 represent tax effected balance due on accounts receivable that were outstanding at August 31, 2009 and collected in September 2009.  Due to anticipated operating losses for the remainder of the fiscal year ending June 30, 2010 that are expected to offset this liability, the Company does not expect to owe any taxes for the full fiscal year.

As of December 31, 2009, we had a negative working capital balance of $50,408, consisting of current assets of $1,862,199 and current liabilities of $1,912,606. This represents a decrease of $659,291 from the working capital balance of $608,883 at June 30, 2009.  This decline is driven primarily by the increase in income taxes payable of $644,215 due to the conversion from a cash basis limited liability company to an accrual basis corporation. The income taxes payable balance is expected to be offset by the tax benefit of expected operating losses from January 1, 2010 through June 30, 2010. Our current assets consist primarily of cash, which is deposited in short term, interest bearing accounts, and accounts receivable. We have historically relied on normal operations to fund our operations. Due to the termination of the SkyTerra contract, we will need to raise additional capital to execute our business strategy.

Off-Balance Sheet Arrangements

As of and subsequent to December 31, 2009, we have no off-balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not use derivative financial instruments in its investment portfolio and has no foreign exchange contracts.  We consider investments in highly liquid instruments purchased with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents.

Interest Rates

Our exposure to market risk for changes interest rates relates primarily to our short-term investments and short-term obligations; thus, fluctuations in interest rates would not have a material impact on the fair value of these securities.  As of March 9, 2010, we had a cash balance of $653,107.  A hypothetical 5% increase or decrease in interest rates would not have a material impact on our earnings or loss, or the fair market value or cash flows of these instruments.

OUR BUSINESS

The Company is headquartered in Englewood, Colorado and, through its wholly owned subsidiary, Cadence II, provides transformation solutions to the telecommunications industry.  Through 2009, the Company focused its business on professional service engagements within the telecommunications sector.  These services have included creating and implementing functional architectural designs intended to help CSPs solve the problems related to the high costs of integrating new products and services. Although it is anticipated that these professional services will drive the short-term revenue growth for the Company, Verecloud is in the process of developing and rolling out a cloud-based computing system known as Nimbus.

On July 19, 2007, we were incorporated in Nevada as a web development services company.

On August 31, 2009, we closed the Share Exchange pursuant to which we acquired all of the membership interest in Cadence II in exchange for the issuance of 42,320,000 shares of our common stock to the sole member of Cadence II.  Upon the closing of the transaction, Cadence II became our wholly owned subsidiary and our business operations consist of those of Cadence II.

Industry Background

The global telecommunications industry is a multi-trillion dollar per year industry. CSPs are a subset of the telecommunications industry that interact directly with end-users and wholesale customers to provide communication services such as voice, data, and wireless. CSPs include AT&T, Verizon, Sprint, T-Mobile, Qwest, and British Telecom. As deregulation occurred in the telecommunications industry over the past 20 years, the growth of CSPs accelerated at an unprecedented level as they were able to offer a multitude of new and innovative services.

Historically, CSPs have managed to satisfy growing demand for their services by continuing to add hardware to their communications networks. Rather than upgrading their core software systems, CSPs have added more servers, switches and routers. While capacity and capability of the CSP commercial network broadly expanded, the two supporting software components, the Operational Support System and Business Support System (“OSS/BSS”) remained relatively unchanged. OSS are a set of programs that help CSPs monitor, control, analyze and manage a telephone or computer network. BSS are systems which help CSPs run their business operations when dealing with customers with respect to, taking orders, processing bills, and collecting payments. CSPs, while wanting to add new services, realized they had to overcome significant hurdles such as the dated designs of their legacy OSS/BSS and the high cost of deploying new technology in order to capture new revenue opportunities. High deployment costs, coupled with an inability to leverage existing hardware resources, have been identified within the industry as “the Integration Tax.”

The CSP's difficulty in managing the Integration Tax issue has created an opportunity for new entrants into the communications services industry: IP-based service providers. IP-based, or Internet Protocol based, refers to the use of the Internet infrastructure to power communications services. Companies such as Skype and Google launched creative and new telecommunication services using the Internet as the foundational component of their communications networks. While IP-based CSPs are a threat to the traditional providers, traditional CSPs have a significant advantage that the Internet companies desire: a large installed base of customers with an established billing relationship. Going forward, traditional CSPs choosing to leverage the power of the Internet, coupled with a wholesale marketing model, can enhance their revenue realization with the addition of next generation services to their current product set.

Telecommunications Transformation, or Telco 2.0, is accepted terminology that refers to this overall paradigm shift which reduces the Integration Tax, enabling CSPs to innovate and provide value-added services to their customers. This can only be accomplished through the deployment of a Service Delivery Platform (“SDP”) layer that enables linkage of disparate network components and Internet based applications (from any source) with legacy back-office systems unique to each CSP. SDPs are a set of components which interface with legacy OSS/BSS systems to create a new entry point for adding, managing, and innovating new services. When a CSP desires to develop a new communication service, they can work directly with the SDP rather than inefficiently interfacing directly with the OSS/BSS. This ultimately creates a way to deliver new services more quickly and at lower cost.

Market Environment

Customer Transition – From Smartphones to SaaS

Since their introduction, smartphones (e.g. Blackberry, iPhone) have provided consumers with a growing number of new and innovative applications. Smartphones are continually becoming more feature-rich at price points that provide greater value to customers. Development and availability of unique applications and services have increased rapidly, and consumers are using these new applications and services at a very high rate.  This “customer driven” bundling has created demand for the development of new uses and applications. In most cases, these “customer desired” applications are neither developed nor hosted by the underlying service provider but are made available through the smartphone platform and integrated into the service providers’ back-office systems. Every addition of an application to a smartphone results in an incremental increase in revenue for the wireless service provider.

Business customers are also embracing changes in how they source business applications as “Software as a Service” (“SaaS”) applications expand.  For example, rather than self-hosting an application, SaaS services such as Salesforce.com, allow customers to interact with the software via the Internet.  The current economic downturn has only hastened this shift, focusing cost containment in software purchases and IT staffing.  The use of SaaS applications is often referred to as “cloud computing.”  Cloud computing is a general term for anything that involves delivering hosted services over the Internet.  A cloud service has three distinct characteristics that differentiate it from traditional hosting.  It is sold on demand, typically by the minute or the hour, it is elastic—a user can have as much or as little of a service as they want at any given time, and the service is fully managed by the provider (the consumer needs nothing but a person computer and Internet access).

The Problem for CSPs

Most CSPs are focused on transforming their businesses from a non-converged model, for example, plain old telephone services delivered over traditional hardwire to a converged network combining access medium (e.g., wired, wireless, CATV, IP) with the ability to enable content delivery and hosted applications. A converged network can offer a boundless number of applications made available via the Internet cloud, thus meeting customer demands, increasing revenue capture, and increasing competition in the communications sector.

In most cases, CSP legacy support systems were designed in an era when non-converged network service providers (i.e., telephone companies, cellular/PCS companies, and cable TV companies) offered a single product category and could dictate to customers the packaging options.  With today’s multiple product offerings (video, data, phone, wireless and content), CSPs now find it difficult and costly to transition their back office OSS/BSS infrastructure to meet this evolving marketplace.  However, for long-term sustainability and growth, CSPs are now focused on leveraging their vast connections into homes and businesses by adding other forms of value oriented services and make them readily available to their established customer base.

Our Business Strategy

The Verecloud business model seeks to provide solutions to traditional CSPs, enabling them to innovate and provide value-added services to their customers. We accomplish our business model by utilizing the core competencies of our team to initially drive high margin consulting projects with major CSPs focused on developing a service management layer. We use a combination of “on the job” experience coupled with ongoing research and development to create a broad-based solution that is commercially viable to new and existing CSPs and is based upon validated industry standards.

Verecloud has extensive experience helping CSPs address solutions that support their retail and wholesale business models. This experience has resulted in the following core competencies:

•	Our solutions are configurable, flexible, reusable, and have been designed to meet increasingly complex and unique CSP client requirements.

•
We are developing an end-to-end methodology to consolidate all critical network elements, systems components, and operational processes into an optimal design that can reduce operating costs and improve time-to-market system developments.

From architecture design to solution, or technology selection to delivery and implementation, Verecloud has provided solutions  for operational support systems (service creation, order fulfillment, inventory, activation and provisioning, assurance, billing). Verecloud is also a contributor to communication industry standards bodies such as TM Forum’s SID and SDF, OASIS for Telecom, ATIS Services Oriented Network, Open Mobile Alliance and Institute of Electrical and Electronics Engineers, Inc.

Service Management Layer

As a result of experience in the telecommunications sector and operational support systems, with significant focus on operational support systems, Verecloud has identified the need for a creative solution in the service management layer via the SDP. The service management layer resides between the traditional OSS/BSS and the commercial network of all CSPs and is designed to address all phases of a service lifecycle. Our approach in the service management layer consists of the following:

•
Service Catalog / Inventory– Maintains the repository of the service specification definition and instances of the service. The catalog is the central hub of service management that maintains the data model, processes, and rules for the service in its various lifecycle stages.

•
Service Fulfillment – This function is commonly referred to as service provisioning or service activation. It provides the CSP with the ability to allocate capabilities and/or resources, either physical or logical, for the service with as much automation (“zero-touch”) as possible. This function significantly reduces the classic “swivel chair” conundrum created by multiple systems input existing in most CSPs today.

•
Service Assurance – Network resources are monitored for faults or impairments, but determining the impact to services that customers leverage is challenging. The Verecloud approach creates a definition of not only the primary quality indicators of a service, but also the process definition of how to repair the service as well as the model of the service to determine the relationships and impacts with other services.

•
Service Charging – New converged services that cross technological and organizational boundaries create complexity in charging and billing. Traditional back-office systems designs do not offer the unique charging options desired by customers. Verecloud has employed an IMS architectural orientation to support real-time charging of composite services. This creative approach offers a CSP greater flexibility in pricing their offerings to customers and provides for revenue assurance capabilities to confirm proper billing based upon accurate usage.

•
Service Delivery–A unified SDP is an enabler for a CSP to offer converged services in a much more flexible and adaptable environment than what has traditionally been available. SDPs enable rapid, lower cost service creation for product developers seeking to experiment with offerings, accomplished with minimal required involvement from IT and network operations personnel.

Nimbus

Verecloud began funding its research and development activities for the Nimbus project in January 2009 with retained earnings from operations.  This research and development project was chartered to develop a proof of concept to evaluate product potential, functionality and product deliverability.  Through December 31, 2009, the cost of this research and development project totaled approximately $500,000.  These costs consisted primarily of salaries and wages associated with our technical staffing in assessing the viability, potential and technical requirements of the Nimbus solution.  Going forward, our research and development spending will focus on the development of the Nimbus solution, however, such spending is dependent upon the Company raising capital in 2010.

Market Strategy

Professional services remain the near term opportunity to drive revenue and operating margin growth.  In addition, we expect to develop Nimbus, which we hope will position the Company to exploit the opportunity created by the continued growth in cloud computing.  Nimbus will bridge the gap between i) small-to-medium businesses that want expanded and integrated services via the “cloud,” ii) CSPs who need innovative, high-margin services to drive growth, and iii) innovative clouding computing solution providers who want access to the large distribution channel that CSPs have developed for voice and data services. We believe that Nimbus can potentially open new revenue opportunities, protect investments made in existing services and create an exciting new distribution model for both CSPs and cloud computing solution providers in a low cost, high return manner.

Verecloud is focused on providing professional services and business platform solutions to CSPs.  These services and solutions are focused on the service delivery platform component of CSPs back office systems and enable CSPs to, among other things, operate more efficiently, introduce new products faster and deliver a better customer experience.

Verecloud began in 2006 and, for the past three years, has driven operational improvements and innovation with clients across the telecommunications landscape through professional services contracts. From architecture design to solution, or technology selection to delivery and implementation, Verecloud has provided professional service solutions  for operational support systems (service creation, order fulfillment, inventory, activation and provisioning, assurance and billing, among others).

In addition to developing industry leading technology,Verecloud is also a contributor to communication industry standards bodies such as TM Forum’s SID and SDF, OASIS for Telecom, ATIS Services Oriented Network, Open Mobile Alliance and Institute of Electrical and Electronics Engineers, Inc.

Competition

The competitive landscape includes firms that are attempting to address CSP transformational needs in the telecommunications industry. These can be segmented into three areas:

•	large-scale Systems Integrators (e.g. – Accenture and IBM);

•	full Suite Solution Providers (e.g. – Oracle, SAP, Microsoft, and IBM); and

•	CSP Transformation Agents who seek to redefine how CSPs deliver services (e.g. – JamCracker and Amdocs).

Large-scale Systems Integrators are engaged based upon their broad knowledge in solving well-defined CSP problems. Their approach provides a “remedy to a status-quo environment” versus implementation of transformational change. These large competitors are focused on multi-year, expensive projects that may not solve the problem that SLM addresses.

Full Suite Solution Providers offer a suite of products, that when fully implemented, provide an integrated approach in solving the CSPs transformation needs. Their approach, however, comes at a great expense to CSPs. It can be very time consuming to implement, very costly, provides a “one-size-fits-all” solution, and is integrated only within the bounds of their suite. Their solution does not integrate with a CSPs unique legacy OSS/BSS environment. Cost of implementing a full suite of products results in a much lower return on investment for the CSP than a more flexible and less expensive SLM solution.

CSP Transformation Agents are emerging as CSPs embrace the value of and need for a service delivery layer platform. These competitors are small and are narrowly focused on specific areas of SLM. For example, they may address order management but have not fully addressed how this solution integrates with other areas of the overall service lifecycle.

Based on these definitions, Verecloud is considered a CSP Transformation Agent. It is our belief that the SLM methodology provides a superior end-to-end solution that is:

•	significantly more robust than that of other CSP Transformation Agents;

•	less expensive and more cost effective; and

•	more nimble, flexible, and more suitable to the dynamically evolving needs of all CSPs.

Customers

Our customer base has been focused in the telecommunications space. Since inception, our business has been dependent on one significant customer, SkyTerra. For the six months ended December 31, 2009, SkyTerra represented 93% of our revenue. On November 2, 2009, we received a contract termination notice from SkyTerra. As a result, beginning in November 2009, our monthly revenue will be reduced by more than 90% due to this termination. We have successfully helped such providers as Qwest Communications, Numerex, Taser and GigaSpaces Technologies in projects ranging from new implementations, or projects that are not constrained by prior networks (“Greenfield”) to enhance and expand the capabilities of legacy systems. We are focused on expanding our customer base through continuing to offer professional services as well as the selling the long term vision of our platform.

Intellectual Property and Proprietary Rights

Verecloud claims rights in its inventions, code, and other intellectual property that it has created and that is contained in the SLM, Nimbus, and other components of Verecloud's future products and current services.  It has not sought formal registration or filed any U.S. patent or copyright applications for such intellectual property.  It has filed a federal application with the U.S. Patent & Trademark Office for the trademark VERECLOUD (U.S. Ser. No. 77/929,616).

Employees

We currently have 26 employees, 21 of which are full time employees. In addition to our full time employees, we have five finance and sales consultants. We do not expect to hire additional employees until such time as our operations require.

None of our employees is covered by a collective bargaining agreement. Each of our managerial, sales and administrative employees has entered into a standard form of employment agreement which, among other things, contains covenants not to compete for 24 months following termination of employment and to maintain the confidentiality of certain proprietary information. We believe that our employee relations are good.

Properties

Our principal address is 6560 South Greenwood Plaza Boulevard, Number 400, Englewood, Colorado 80111. We currently lease approximately 10,000 square feet of office space. Our lease expires in April 2010.

Litigation

None.

DIRECTORS AND EXECUTIVE OFFICERS

Our Directors and Executive Officers

Name	Age	Position

Mr. John McCawley	43	President, Chief Executive Officer and Director
Mr. Mark Faris	55	Executive Vice President – Business Development, Chairman of the Board and Director
Mr. Jim Buckley	49	Chief Financial Officer
Mr. Mike Cookson	47	Chief Operating Officer
Mr. Bill Perkins	42	Chief Technology Officer

Mr. John McCawley has been President, Chief Executive Officer and Director of Verecloud since August 31, 2009. He co-founded Cadence II  in March 2006 and has more than 12 years of experience as software developer, designer and architect for projects in the areas of finance and telecommunications. Prior to Verecloud , Mr. McCawley founded GatheringPoint Networks LLC, a national VoIP reseller. Mr. McCawley acted as President and Managing Member of GatheringPoint Networks, LLC from its founding in 2004 to January 2006. Mr. McCawley was also Founder and Senior Partner for Parocon Consulting Group, where he successfully developed a national IT consulting firm whose clients includes Fortune 500 clients such as SprintPCS, Echostar, Qwest and Level(3). Mr. McCawley received his MS in Information Systems from the University of Colorado at Denver and holds a BS in Finance and Economics from the University of Wyoming.

Mr. Mark Faris, our Executive Vice President – Business Development, Chairman of the Board and Director, joined Verecloud in February 2009. Prior to joining Verecloud , from January 2007 to March 2009, Mr. Faris was a Partner at Invisible Towers, a US wireless tower provider. Prior to his work with Invisible Towers, from September 2005 to January 2007, Mr. Faris served as the Chief Operating Officer for Mobile Satellite Ventures, a hybrid satellite and terrestrial communications provider. Prior to his time at Mobile Satellite Ventures, from April 2001 to September 2005, Mr. Faris served as a Senior Vice President of Network Services for XO Communications, a leading provider of voice, data, VoIP management services. Mr. Faris is a veteran of the telecommunications industry who has worked for both large corporate entities and small entrepreneurial ventures over a 30 year period. Mr. Faris spent 24 years with Southwestern Bell Telephone Company (now AT&T Corporation) in a wide variety of assignments including time as Vice President-Engineering/Operations. He has also served as President and Chief Operating Officer of BlueStar Communications, Chief Operating Officer for Gemini Networks. Mr. Faris received his BBA in Business from Texas Tech and is a graduate of the Yale University Executive Management Program.

Mr. Jim Buckley has been our Chief Financial Officer since August 2009. He has over 25 years of diverse financial experience in corporate and operational finance, business development and strategy. His industry focus has been in cable and telecommunications.  From October 2008 to July 2009, Mr. Buckley provided part time financial and strategic support to the Company in addition to his role as Principal at Elevation Strategies, LLC, a provider of contract finance and CFO services.  From January 2008 to October 2008, Mr. Buckley served as Vice President – Strategy for Qwest Communications with a focus on long range planning and strategic initiatives within the Company.  From August 2006 to December 2007, Mr. Buckley provided contract finance and CFO services for major cable and telecom providers in the US.  From February 2003 to July 2006, Mr. Buckley served as Vice President-Finance at Adelphia Communications. He has worked for Fortune 100 companies (MediaOne and US WEST) as well as startup ventures in technology and media. Mr. Buckley is also a CPA and began his career at Coopers & Lybrand. Mr. Buckley received his MS in Management from Purdue University and his BS in Accounting from the University of Colorado at Boulder. Mr. Buckley is employed on a consulting basis and does not devote his full time to Verecloud.

Mr. Mike Cookson joined Verecloud in August 2007. Mr. Cookson has more than 25 years of operational experience in Fortune 10, mid-size, and start-up technology organizations. From February 2004 through August 2007, Mr. Cookson held a variety of director-level positions at Ariba (ARBA), the leading provider of Spend Management Solutions, including responsibilities in Global Processes and Planning and in leading the program to transform operational processes from a CD-based solution to a new Software-as-a-Service offering. Prior to that Mr. Cookson was director of IT and Strategic Alliances at Alliente, a divesture of Hewlett Packard and Agilent Technologies. Mr. Cookson’s operational responsibilities also include over 16 years of experience at Hewlett Packard (HP) and Agilent Technologies (A) in a variety of managerial roles including Section Manager of Indirect Procurement Systems and Processes, Global Manager for SAP Infrastructure, and Americas SAP Finance Program Manager. Mr. Cookson received his BS in Business with a concentration in Information Systems from Colorado State University in 1984.

Mr. Bill Perkins joined Verecloud in May 2007. From May 2006 to May 2007, he worked as a consultant to Verecloud.  Prior to his service at Verecloud, from December 2004 through August 2006, Mr. Perkins was president of HomeFlyers Inc., a technology driven advertising company where his roles ranged from software development to business expansion. Mr. Perkins received his MS in Computer Science from the University of Tennessee and holds a BS in Computer Science with a minor in Economics from the Central Connecticut State University.

Director Independence

We undertook a review of the independence of our directors and, using the definitions and independence standards for directors in the rules of The Nasdaq Stock Market, considered whether any director has a material relationship with us that could interfere with their ability to exercise independent judgment in carrying out their responsibilities.  As a result of this review, we determined that our directors, John McCawley and Mark Faris, are not “independent directors” as defined under the rules of The Nasdaq Stock Market.  If we ever become a listed issuer whose securities are listed on The Nasdaq Stock Market or on an automated inter-dealer quotation system of a national securities association, which has independent director requirements, we intend to comply with all applicable requirements relating to director independence.

The Company’s directors serve for one year and are subject to re-election at the Company’s annual meeting.  The Company has not held an annual meeting since the Share Exchange, but intends to provide notice and hold one by December 31, 2010.

Family Relationships

Mike Cookson, our Chief Operating Officer and Lynn Schlemeyer, our Vice President of Investor Relations and Marketing are husband and wife.

Legal Proceedings

No bankruptcy petition has been filed by or against any business of which any of Verecloud's directors or executive officers was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

No director or executive officer of Verecloud has been convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses).

No director or executive officer of Verecloud has been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

No director or executive officer of Verecloud has been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, that has not been reversed, suspended, or vacated.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the following persons for services performed for us during 2008 and 2009 in all capacities.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Total ($)

John McCawley,	2008	$290,870	$0	$290,870
Chief Technology Officer (1)	2009	$240,000	$0	$240,000

Pat Burke, CEO (2)	2008	$192,940		$192,940
	2009	$110,000	$0	$110,000

Bill Perkins, VP	2008	$162,000	$7,000	$169,000
Chief Technology Officer (3)	2009	$170,050	$0	$170,050

Mike Cookson,	2008	$129,172	$17,000	$146,172
Chief Operating Officer (4)	2009	$158,875	$0	$158,875

(1)
Mr. McCawley became President and Chief Executive Officer of the Company in August 2009.   Prior to serving as Chief Executive Officer, Mr. McCawley served as Chief Technology Officer of Cadence II since its founding in 2006.  The historical compensation set forth above is payment received as Chief Technology Officer of Cadence II.  In addition, Mr. McCawley serves as a Director and receives no compensation for this service.

(2)
Mr. Burke is the former Chief Executive Officer of Cadence II.  The historical compensation set forth above is for payment received as Chief Executive Officer of Cadence II, a position which he held until May 2009.

(3)	Mr. Perkins became Chief Technology Officer in January 2010. The historical compensation set forth above is for payment Mr. Perkins received as an employee of Cadence II.
(4)	Mr. Cookson became Chief Operating Officer in August 2009. The historical compensation set forth above is for payment Mr. Cookson received as an employee of Cadence II.

Compensation Committee Interlocks and Insider Participation

During the six month period ended December 31, 2009, the Company did not have a compensation committee.  During the six month period ended December 31, 2009, no deliberations concerning executive officer compensation took place.

During the six month period ended December 31, 2009:

(i) none of our executive officers served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our compensation committee;

(ii) none of our executive officers served as a director of another entity, one of whose executive officers served on our compensation committee; and

(iii) none of our executive officers served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a member of our board of directors.

Elements of Compensation

Our compensation program for the named executive officers consists of base salary, equity in the form of stock options, and a discretionary bonus. There is no retirement plan, long-term incentive plan or other such plans. The base salary we provide is intended to equitably compensate the named executive officers based upon their level of responsibility, complexity and importance of role, leadership and growth potential, and experience.

Base Salary

Our named executive officers receive base salaries commensurate with their roles and responsibilities.  We have no applicable employment agreements.  We have no applicable employment agreements with any of our executive officers.  Base salaries and subsequent adjustments, if any, are reviewed and approved by our board of directors annually, based on independent evaluations of each executive’s performance for the prior year, expertise and position, and objective sources such as PayScale.com.  The base salaries paid to our named executives in the fiscal years ended June 30, 2009 and 2008 are reflected in the Summary Compensation Table above.

Stock-Based Awards

Our named executive officers are eligible to receive options to purchase common stock pursuant to the Verecloud 2009 Equity Incentive Plan, which our board of directors approved on October 27, 2009.  These option grants are based upon numerous factors including a combination of performance and relative value of different job types.  In addition, the board of directors believes that stock-based awards, based upon individual performance, will maximize shareholder value through incentivizing the Company’s named executive officers and retaining them through multi-year vesting periods.  As of March 9, 2010, there have been 3,490,000 options to purchase the Company’s common stock issued to our named executive officers of which, 2,121,664 vested on December 31, 2009.

Unit Bonus Plan

On January 26, 2010, the board of directors adopted the Verecloud, Inc. Unit Bonus Plan (the “Unit Bonus Plan”) and granted unit awards (“Unit Awards”) to certain current key employees of the Company pursuant to the terms of such Unit Bonus Plan.  The Unit Bonus Plan provides that a participant’s Unit Award will vest and become payable only upon one of the following events: (i) a change in control of the Company (a “Change in Control”), (ii) a valuation of the Company equal to, or in excess of, $30 million that is sustained for a period of 15 consecutive days (a “Market Valuation Event”) or (iii) the participant’s involuntary separation from service by the Company without cause or by reason of the participant’s death or disability (an “Involuntary Separation”).

The Company may pay the Unit Award to the participant (or the participant’s beneficiary) in cash or common stock as determined by the board of directors in its sole discretion.  The Company will make payments in connection with a Change in Control no later than five days following such event.  The Company will make payments in connection with a Market Valuation Event no later than 30 days following such event.  For payments in connection with a participant’s Involuntary Separation, the Company will pay the participant 25 percent of the participant’s Unit Award on the first day of the first month following the date of his Involuntary Separation and will pay the balance to the participant in three subsequent annual payments beginning on the anniversary date of the first payment date.  However, if the participant separated from service by reason of his death or, if the participant dies after his Involuntary Separation but prior to receiving his entire Unit Award payment, the Company will pay the participant the balance of such Unit Award in a lump sum no more than 30 days after receiving notification of the participant’s death.  The Unit Bonus Plan provides that if the making of any payment would jeopardize the ability of the Company to continue as a going concern, the payment will be delayed until the date that the payment would not have such an effect on the Company.

The total value of the unit pool is equal to, as applicable, 12.5 percent of the following amounts: (i) the total consideration received by the Company upon a Change in Control or (ii) the fair market value of the outstanding shares of common stock of the Company at the time of a Market Valuation Event or an applicable Involuntary Separation (the “Company Value”).  Mark Faris, the Chairman of the board of directors, received a Unit Award equal to five (5) percent of the Company Value,  William Perkins, Chief Technology Officer, received a Unit Award equal to two and one-half (2.5) percent of the Company Value and Mike Cookson, Chief Operating Officer, received a Unit Award equal to two (2) percent of the Company Value.

Retention Bonus Agreements

On January 26, 2010, the board of directors also approved the Company entering into Retention Bonus Agreements (each, a “Retention Agreement”) with five employees, including Daniel Vacanti, Lynn Schlemeyer, Mark Faris, Mike Cookson and William Perkins.  Since November 1, 2009, the annual salary of these five employees has been reduced by 25 percent.  Each Retention Agreement provides that, subject to the employee’s continuous service with the Company from the effective date of the Retention Agreement through the date of the “Triggering Event” (as defined below), the employee may receive a bonus, in the form of either cash or stock, in an amount equal to the salary such employee has foregone since November 1, 2009.  The “Triggering Event” is the board of director’s declaration to pay a bonus based on one of the following events:  (i) a Change of Control, as such term is defined in the Incentive Plan, (ii) removal of the “going concern” status of the Company rendered by an external audit and as reported in the Company’s public filings, (iii) the receipt of intermediate-term financing, which is determined by the board of directors to merit the approval of the bonus, or (iv) the entry into a material definitive agreement, which is determined by the board of directors to merit the approval of the bonus.

Retirement Benefits

Currently, we do not provide any company sponsored retirement benefits to any employee, including the named executive officers.

Perquisites

Historically, we have not provided our named executive officers with any perquisites or other personal benefits. We do not view perquisites as a significant element of our compensation structure, but do believe that perquisites can be useful in attracting, motivating and retaining the executive talent for which we compete. It is expected that our historical practices regarding perquisites will continue and will be subject to periodic review by our by our board of directors.

Outstanding Equity Awards at March 9, 2010

As of March 9, 2010, there are 3,490,000 outstanding equity awards granted to our named executive officers.

Director Compensation

None of our directors receives any compensation for serving as such director, for serving on committees of the board of directors, or for special assignments.  As of the date of this prospectus and registration statement on Form S-1, there were no other arrangements between us and our directors that resulted in our making payments to any of our directors for any services provided to us by them as directors.

Employment Agreements

None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or become exercisable within 60 days of the date of this prospectus and registration statement on Form S-1 are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The total shares, options exercisable within 60 days and shares available pursuant to conversion of convertible debt are aggregated by individual and divided by sum of the total shares outstanding plus the total options exercisable within 60 days plus the total number of shares potentially arising from the conversion of all convertible debt of the Company. This provides each individual’s ownership percent. These percents are then summed to arrive at the beneficial ownership of the officers and directors as a group.

The following table sets forth certain information with respect to beneficial ownership of our common stock based on 48,278,000 issued and outstanding shares of common stock as of March 9, 2010 by:

•	each person known to be the beneficial owner of 5% or more of the outstanding common stock of our company;

•	each executive officer;

•	each director; and

•	all of the executive officers and directors as a group.

Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated, the address of each stockholder listed in the table is c/o Verecloud, Inc. 6560 South Greenwood Plaza Boulevard, Number 400 Englewood, Colorado 80111.

Name and Address of Beneficial Owner	Beneficially Owned		Percent of Class Beneficially Owned
Directors and Executive Officers

John McCawley, President, Chief Executive Officer and Director	42,320,000		87.6%

Pat Burke, Former Chief Executive Officer 7026 S. Magnolia Circle Centennial, Colorado 80112	0		0.0%

Jim Buckley, Chief Financial Officer	400,000		0.8%

Mark Faris, Executive Vice President of Business Development, Director and Chairman of the Board	591,664	(1)	1.1%

Bill Perkins, Chief Technology Officer	1,054,164	(1)	2.0%

Mike Cookson, Chief Operating Officer	766,664	(1)	1.5%

Officers and Directors as a Group	45,132,492	(1)	89.0%
(total of 5 persons)

(1) This amount reflects options to purchase the Company’s common stock which vested on December 31, 2009 and are scheduled to vest on March 31, 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
The Company has not adopted formal policies and procedures for the review, approval or ratification of Related Party Transactions with its executive officers, directors and significant stockholders.  However, all material Related Party Transactions for the periods covered by this report have been disclosed and such transactions will, on a going-forward basis, be subject to the review, approval or ratification of the board of directors or an appropriate committee thereof.

On May 26, 2009, the membership interests of Pat Burke and Ann Burke totaling 51% of Cadence II were purchased by Cadence II pursuant to the Purchase Agreement.  The aggregate purchase price was $3,609,244 which was comprised of $661,977 in cash, $2,800,000 in a promissory note, $123,000 in property, and $24,267 estimated value in future health insurance benefits for the two members. The note is being repaid in 10 equal quarterly installments of $280,000 plus interest thereon, beginning August 31, 2009 with a maturity date of November 30, 2011. The note bears interest at the prime rate plus 4%.   As of March 9, 2010, the outstanding principal balance is $1,960,000.

The aggregate purchase price of $3,609,244 less the basis of Pat and Ann Burke’s interest in Cadence II of $1,172,067 equaled $2,437,177 and was booked as treasury stock as of May 26, 2009 and then retired.

DESCRIPTION OF CAPITAL STOCK

General

Our Articles of Incorporation, as amended, authorize the issuance of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of March 9, 2010, there were 51,867,583 issued and outstanding shares of common stock and no issued and outstanding shares of our preferred stock. Set forth below is a description of certain provisions relating to our capital stock. For additional information regarding our stock, please refer to our Articles of Incorporation, as amended, and Bylaws.

Common Stock

Each outstanding share of common stock has one vote on all matters requiring a vote of the stockholders. There is no right to cumulative voting; thus, the holder of 50.1% or more of the shares outstanding can, if they choose to do so, elect all of the directors. In the event of a voluntary or involuntary liquidation, all stockholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of the common stock have no preemptive rights with respect to future offerings of shares of common stock. Holders of common stock are entitled to dividends if, as and when declared by the board of directors out of the funds legally available therefore. It is our present intention to retain earnings, if any, for use in our business. The payment of dividends on the common stock is, therefore, unlikely in the foreseeable future.

Preferred Stock

Our preferred stock may be issued in one or more series at the discretion of our board of directors.  In establishing a series, the board of directors has the right to give it a distinctive designation so as to distinguish such series of preferred stock from other series and classes of capital stock.  In addition, the board of directors is obligated to fix the number of shares in such a series, and the preference rights and restrictions thereof.  All shares of any one series shall be alike in every particular except as provided by our Articles of Incorporation, as amended, or the Nevada Revised Statutes.

Warrants

There are no outstanding warrants to purchase shares of our common stock.

Change in Control Provisions

Our board of directors, without further stockholder approval, may issue preferred stock, with such terms as the board of directors may determine, that could have the effect of delaying or preventing a change in control.  The issuance of preferred stock could also adversely affect the voting powers of the holders of our common stock, including the loss of voting control to others.  The described provision and the issuance of preferred stock could discourage or prevent a takeover even if an acquisition would be beneficial to our stockholders.

SELLING STOCKHOLDERS

The shares being offered by the selling stockholders consist of (i) 80,000 shares of common stock issued to the non-affiliated investors of Sage, (ii) 3,600,000 shares of common stock issued to the affiliated investors of Sage, and (iii) 10,400,000 shares of common stock issued to Mr. John McCawley in connection with the Share Exchange.  The shares were originally issued as follows:

(a) upon incorporation in July 2007, we sold 3,600,000 shares to two individuals for $25,000 in cash;

(b) in November and December 2007, we sold 80,000 shares of common stock for $20,000 in cash to a group of 25 individuals; and

(c) on August 31, 2009, we issued 42,320,000 shares of common stock to John McCawley, our President, Chief Executive Officer and director in connection with the Share Exchange.

We have used letter designations in the list above in the selling stockholder table below to identify for each selling stockholder the source of the shares of the Company’s common stock being registered hereby.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock owned by each of the selling stockholders.  We determined beneficial ownership in accordance with the rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Except as otherwise indicated, we believe that the persons or entities named in the following table have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to community property laws where applicable.  The term “selling stockholders” includes the selling stockholders and their transferees, pledges, donees, or successors.  We will file a prospectus supplement to name successors to any named selling stockholders who are able to use this prospectus to resell the shares.  The third column lists the number of shares beneficially owned by each selling stockholder, based on its ownership of our common stock as of March 9, 2010.  The fourth column lists the percentage of outstanding shares of our common stock owned before the offering.  The firth column lists the amount of shares beneficially owned to be sold in the offering.  And finally, the sixth column lists the percentage of shares beneficially owned after the offering.

The selling stockholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

To our knowledge, none of the selling stockholders is a registered broker-dealer and/or affiliated with a registered broker-dealer.  In addition, the following numbers may change because of future stock splits, stock dividends or similar events involving our common stock.  On January 25, 2010, we instituted a four-for-one forward stock split.  At this time, there are currently no other plans for any additional splits, dividends or similar events.   We have not paid any compensation fees under financing arrangements with the selling stockholders, nor are we currently obligated to make such payments in the future, and, other than as indicated below, the selling stockholders have not had any material relationship with us within the past three years other than through ownership of our securities.

Selling Stockholders	Relationship to Issuer	Shares Beneficially Owned Before the Offering	Percentage of Outstanding Shares Beneficially Owned Before the Offering	Shares to be sold in the offering	Percentage of Outstanding Shares Beneficially Owned After the Offering
John McCawley (1)(c)	President, Chief Executive Officer and Director	42,320,000	80.8%	10,400,000	60.9%
Gary A. Agron (2)(a)	Stockholder	1,800,000	3.4%	1,800,000	--
Jennifer Frenkel (3)(a)	Stockholder	1,800,000	3.4%	1,800,000	--
Troy Andrewjeski (4)(b)	Stockholder	2,000	*	2,000	--
Adam Duman (5)(b)	Stockholder	4,000	*	4,000	--
Benjamin R. Francois and Staci E. Francois Living Trust (6)(b)	Stockholder	4,000	*	4,000	--
Francois Education Trust (7)(b)	Stockholder	4,000	*	4,000	--
George Frenkel (8)(b)	Stockholder	4,000	*	4,000	--
Ruth Frenkel (9)(b)	Stockholder	4,000	*	4,000	--
Matthew Frenkel (10)(b)	Stockholder	4,000	*	4,000	--
Leigh Gates (11)(b)	Stockholder	2,000	*	2,000	--
Keenan Gates (12)(b)	Stockholder	2,000	*	2,000	--
Michael Gellman (13)(b)	Stockholder	2,000	*	2,000	--
Steven Green (14)(b)	Stockholder	4,000	*	4,000	--
Daniel Keefe (15)(b)	Stockholder	4,000	*	4,000	--
Andrew Klein (16)(b)	Stockholder	4,000	*	4,000	--
Manny Ladis (17)(b)	Stockholder	4,000	*	4,000	--
Bob Lazzeri (18)(b)	Stockholder	2,000	*	2,000	--
Lindsey Puder (19)(b)	Stockholder	4,000	*	4,000	--
John Puder (20)(b)	Stockholder	4,000	*	4,000	--
John D. Puder (21)(b)	Stockholder	4,000	*	4,000	--
Mathis Family Partners (22)(b)	Stockholder	2,000	*	2,000	--
Growth Ventures Inc. Personal Plan and Trust (23)(b)	Stockholder	2,000	*	2,000	--
Gary Mosko (24)(b)	Stockholder	2,000	*	2,000	--
Chet Schwartz (25)(b)	Stockholder	2,000	*	2,000	--
Steve Serenyi (26)(b)	Stockholder	4,000	*	4,000	--
Staci E. Smith Living Trust (27)(b)	Stockholder	4,000	*	4,000	--
Underwood Family Partners (28)(b)	Stockholder	2,000	*	2,000	--
Total:		46,000,000	87.6%	14,080,000	60.9%

* Denotes less than 1%

(1)
Mr. John McCawley is the Company’s President and Chief Executive Officer.  He also serves as a Director.  The address for this stockholder is 6560 South Greenwood Plaza Boulevard, Number 400, Englewood, Colorado 80111.

(2)	The address for this stockholder is 59 Glenmoor Circle, Englewood, Colorado 80110.
(3)	Mrs. Jennifer Frenkel is the wife of Brian Frenkel, the initial President of Sage. The address for this stockholder is 2340 S. Columbine Street, Denver, Colorado 80210.
(4)	The address for this stockholder is 779 Kearney Street, Denver, Colorado 80220.
(5)	The address for this stockholder is 6011 S. Moline Way, Englewood, Colorado 80111.
(6)
Benjamin Francois, as Trustee, has dispositive and voting control over the securities.  Mr. Francois disclaims beneficial ownership in the securities to the extent that he does not have a pecuniary interest.  The address for this stockholder is 6334 Calle Del Alcazar, Rancho Santa Fe, California 92067.

(7)
Staci Smith, as Trustee, has dispositive and voting control over the securities.  Ms. Smith disclaims beneficial ownership in the securities to the extent that she does not have a pecuniary interest.  The address for this stockholder is 6334 Calle Del Alcazar, Rancho Sante Fe, California 92067.

(8)	The address for this stockholder is 6425 Greenbriar Drive, Englewood, Colorado 80111.
(9)	The address for this stockholder is 6425 Greenbriar Drive, Englewood, Colorado 80111.
(10)	The address for this stockholder is 6425 Greenbriar Drive, Englewood, Colorado 80111.
(11)	The address for this stockholder is 1925 W. 32nd Avenue #104, Denver, Colorado 80211.
(12)	The address for this stockholder is 1925 W. 32nd Avenue #104, Denver, Colorado 80211.
(13)	The address for this stockholder is 139 Grant Street, Denver, Colorado 80203.
(14)	The address for this stockholder is 140 Jersey Street, Denver, Colorado 80220.
(15)	The address for this stockholder is 1443 S. Unita Court, Denver, Colorado 80231.
(16)	The address for this stockholder is 5 Sandy Lane Road, Cherry Hills, Colorado 80113.
(17)	The address for this stockholder is 2845 Akron Street, Denver, Colorado 80238.
(18)	The address for this stockholder is 5046 Christensen Drive, Littleton, Colorado 80123.
(19)	The address for this stockholder is 5222 W. Riverbend Drive, Libertyville, Illinois 60048.
(20)	The address for this stockholder is 5222 W. Riverbend Drive, Libertyville, Illinois 60048.
(21)	The address for this stockholder is 1821 22nd Street, Apartment # 305, Boulder, Colorado 80302.
(22)
Earnest Mathis, as General Partner, has dispositive and voting control over the securities.  Mr. Mathis disclaims beneficial ownership in the securities to the extent that he does not have a pecuniary interest.  The address for this stockholder is 2560 W. Main Street, Suite 200, Littleton, Colorado 80120.

(23)
Gary McAdam, as Trustee, has dispositive and voting control over the securities.  Mr. McAdam disclaims beneficial ownership in the securities to the extent that he does not have a pecuniary interest.  The address for this stockholder is 14 Red Tail Drive, Highlands Ranch, Colorado 80126.

(24)	The address for this stockholder is 5711 E. Stanford Drive, Cherry Hills, Colorado 80111.
(25)	The address for this stockholder is 12 Canon Place, Englewood, Colorado 80111.
(26)	The address for this stockholder is 6481 S. Kearney Circle, Centennial, Colorado 80111.
(27)
Staci Smith, as Trustee, has dispositive and voting control over the securities.  Ms. Smith disclaims beneficial ownership in the securities to the extent that she does not have a pecuniary interest.  The address for this stockholder is 6334 Calle Del Alcazar, Rancho Santa Fe, California 92067.

(28)
Lawrence Underwood, as General Partner, has dispositive and voting control over the securities.  Mr. Underwood disclaims beneficial ownership to the extent that he does not have a pecuniary interest.  The address for this stockholder is 5 Eagle Pointe Lane, Castle Rock, Colorado 80108.

PLAN OF DISTRIBUTION

The shares will be sold at the fixed price of $0.07 until the common stock becomes quoted on the OTC Bulletin Board or listed on a securities exchange, if at all. We will file a post-effective amendment to reflect the change to a market price if the shares begin trading on an exchange.

The shares are not currently listed on any stock exchange and there is no guarantee that we will ever satisfy the listing requirements of an exchange. However, we will seek to list the shares on the OTC Bulletin Board immediately following the effectiveness of this registration statement on Form S-1. The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of the shares of common stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling the shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the SEC;

•	broker-dealers may agree with the selling stockholders to sell a specified number of the shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell the shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of the shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgees, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of the shares involved, (iii) the price at which the shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus, and (vi) other facts material to the transaction.  In addition, upon the Company being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 of the shares, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares in other circumstances, in which case the transferees, pledgee or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the selling stockholder and/or the purchasers. Each of the selling stockholder has represented and warranted to us that it acquired the Securities covered by this prospectus in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such Securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such Securities.

We have advised each selling stockholder that it may not use the shares covered by this prospectus short for sales of common stock made prior to the date on which this registration statement on Form S-1 shall have been declared effective by the SEC. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible for complying with the applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resale of the shares pursuant to this prospectus.

We are required to pay all fees and expenses incident to the registration of the shares (estimated to be approximately $28,000), but we will not receive any proceeds from the sale of the shares. We have agreed to indemnify the selling stockholders against any liabilities, including liabilities under the Securities Act and the Exchange Act.

EXPERTS

The financial statements appearing in this prospectus and registration statement on Form S-1 have been audited by Schumacher & Associates Inc., independent certified public accountants, as set forth in their report thereon appearing elsewhere in this prospectus and in the registration statement on Form S-1, and such report is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

VALIDITY OF SECURITIES

The validity of the securities offered hereby is being passed upon for the Company by Brownstein Hyatt Farber Schreck, LLP, Denver, Colorado.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock offered hereby was employed on a contingency basis, or had, or is to receive, in connection with such offering, a substantial interest, direct or indirect, in the Company, nor was any such person connected with the Company as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising out of the Securities Act may be permitted to directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

AVAILABLE INFORMATION

We have filed this prospectus under the Securities Act with the SEC with respect to the securities offered by this prospectus. This prospectus does not include all of the information contained in the registration statement on Form S-1 of which this prospectus is a part or the exhibits and schedules filed therewith. You should refer to the registration statement on Form S-1 of which this prospectus is a part and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement on Form S-1 for copies of the actual contract, agreement or other document.

We will file annual, quarterly and special reports and other information with the SEC. You can read these SEC filings and reports, including the registration statement on Form S-1 of which this prospectus is a part, over the Internet at the SEC’s website at http://www.sec.gov. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549, on official business days between the hours of 10:00 am and 3:00 pm. Please call the SEC at (800) SEC-0330 for further information on the operations of the public reference facilities. We will provide a copy of our annual report to stockholders, including audited financial statements, at no charge upon receipt of your written request to us at Verecloud, Inc., 6560 South Greenwood Plaza Boulevard, Number 400, Englewood, Colorado 80111.

FINANCIAL STATEMENTS OF VERECLOUD, INC.

PAGE	F-2	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PAGE	F-3	BALANCE SHEETS AS OF DECEMBER 31, 2009 (UNAUDITED), JUNE 30, 2009, DECEMBER 31, 2008 AND 2007

PAGE	F-4	STATEMENTS OF OPERATIONS FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2009 AND 2008 (UNAUDITED), THE SIX MONTHS ENDED JUNE 30, 2009 AND YEARS ENDED DECEMBER 31, 2008 AND 2007

PAGE	F-5	STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) FOR THE PERIOD FROM JANUARY 1, 2007 TO DECEMBER 31, 2009 (UNAUDITED)

PAGE	F-6	STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2009 AND 2008 (UNAUDITED), THE SIX MONTHS ENDED JUNE 30, 2009 AND YEARS ENDED DECEMBER 31, 2008 AND 2007

PAGES	F-7 to F-18	NOTES TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Verecloud, Inc.

We have audited the accompanying balance sheets of Verecloud, Inc. as of June 30, 2009 and December 31, 2008 and 2007 and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the six months ended June 30, 2009 and the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Verecloud, Inc. as of June 30, 2009 and December 31, 2008 and 2007, and the results of its operations and its cash flows for the six months ended June 30, 2009 and the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the Company has restated its financial statements as of June 30, 2009.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As described in Note 4, the Company had a stockholders’ deficit and on November 2, 2009, the Company received a contract termination notice from its largest customer, and expects to lose more than 90% of its revenue, which raises substantial doubt about its ability to continue as a going concern.  Management’s plan in regard to this matter is also discussed in Note 5.  The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Schumacher & Associates, Inc.
Schumacher & Associates, Inc.
Certified Public Accountants
7931 S. Broadway, #314
Littleton, Colorado 80122
February 26, 2010

Verecloud, Inc.
Balance Sheet

	December 31,	June 30,	December 31,	December 31,
	2009	2009	2008	2007
	Unaudited	Restated
ASSETS

Current assets
Cash	$1,519,911	$540,479	$1,439,766	$657,013
Accounts receivable	277,557	1,372,860	840,866	948,537
Other current assets	64,731	71,331	54,368	1,120
Total current assets	1,862,199	1,984,671	2,335,000	1,606,671

Property and equipment
Computer related	87,655	74,928	58,630	36,492
Equipment and machinery	36,255	33,736	29,623	10,753
Other property and equipment	31,330	28,384	8,476	3,754
Subtotal	155,240	137,047	96,729	50,998
Accumulated depreciation	(76,921)	(65,000)	(36,888)	(10,119)
Net property and equipment	78,319	72,047	59,840	40,879

Other assets
Security deposits	22,785	22,785	22,785	22,785
Advances to related parties	-	-	12,000	-
Total other assets	22,785	22,785	34,785	22,785

Total assets	$1,963,302	$2,079,502	$2,429,625	$1,670,334

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable	$93,663	$178,519	$43,932	$41,695
Current portion of long term debt	1,120,000	1,120,000	-	-
Income taxes payable	644,215	-	-	-
Accrued liabilities	54,729	77,269	20,558	6,906
Total current liabilities	1,912,606	1,375,788	64,490	48,601

Long term debt	1,120,000	1,680,000	-	-

Total liabilities	3,032,606	3,055,788	64,490	48,601

Commitments and contingencies (Notes 1,4,6,7,8,9,10,11 and 12)

Stockholders' equity (deficit)
Preferred stock - $0.001 par value, 5,000,000 shares authorized:	-	-	-	-
No shares issued or outstanding
Common stock - $0.001 par value, 100,000,000 shares authorized:	47,380	42,320	42,320	42,320
47,380,000 shares issued and outstanding at December 31, 2009 and
42,320,000 shares issued and outstanding for each of June 30, 2009,
December 31, 2008 and December 31, 2007
Additional paid-in capital	272,447	-	-	-
Retained earnings (accumulated deficit)	(1,389,131)	(1,018,605)	2,322,815	1,579,413
Total stockholders' equity (deficit)	(1,069,304)	(976,285)	2,365,135	1,621,733

Total liabilities and stockholders' equity (deficit)	$1,963,302	$2,079,502	$2,429,625	$1,670,334

The accompanying notes are integral parts of these financial statements

Verecloud, Inc.
STATEMENTS OF OPERATIONS

			Six months
	Six Months Ended		ended	Year Ended
	December 31,	December 31,	June 30,	December 31,	December 31,
	2009	2008	2009	2008	2007
	Unaudited	Unaudited
	Restated		Restated

Revenue	$4,866,153	$3,992,264	$4,445,989	$7,147,618	$4,345,331

Cost of goods sold	2,169,536	1,917,492	2,144,855	3,373,883	2,615,505

Gross profit	2,696,616	2,074,772	2,301,133	3,773,735	1,729,825

Operating expenses
Salary and wages (1)	822,285	242,724	515,140	465,319	73,070
Recruiting and hiring expense	47,316	31,544	9,594	118,642	53,513
Consulting expense	91,538	45,250	55,125	49,934	23,160
Marketing expense	388,295	163,709	286,768	248,517	13,569
Rent	70,442	68,363	72,898	137,222	103,245
Legal and accounting	252,310	34,257	53,667	78,685	48,597
Office expense	23,308	6,816	19,622	10,730	13,987
Travel and entertainment	44,517	13,010	17,331	23,328	8,712
Insurance	9,203	5,775	8,845	7,582	11,297
Information technology	29,742	21,885	19,142	46,118	9,222
Equipment rental	1,429	1,029	1,251	2,314	296
Utilities	10,699	10,437	10,401	18,252	12,506
Depreciation	11,921	13,384	28,112	26,769	10,119
Dues and subscriptions	12,633	5,533	6,206	8,662	12,438
Other	6,561	275	7,981	843	2,211
Total operating expenses	1,822,197	663,990	1,112,082	1,242,916	395,943

Operating income	874,419	1,410,783	1,189,052	2,530,818	1,333,882

Other income (expense)
Interest income	2,643	13,484	6,574	32,155	(4,654)
Interest (expense)	(96,374)	428	(16,917)	428	-
Other	-	184	-	-	-
Total other income (expense)	(93,731)	14,097	(10,343)	32,584	(4,654)

Pretax income	780,689	1,424,879	1,178,708	2,563,402	1,329,228

Income tax expense	64,310	-	-	-	-

Net income	$716,379	$1,424,879	$1,178,708	$2,563,402	$1,329,228

Basic and fully diluted net income per common share	$0.02	$0.03	$0.03	$0.06	$0.03

Basic weighted average common shares	45,580,219	42,320,000	42,320,000	42,320,000	42,320,000
Fully diluted weighted average common shares	46,316,995	42,320,000	42,320,000	42,320,000	42,320,000

Proforma Statistics (2)
Income tax expense	$300,565	$548,579	$453,803	$986,910	$511,753
Net income	$480,123	$876,301	$724,905	$1,576,492	$817,475
Basic and fully diluted net incomeper common share	$0.01	$0.02	$0.02	$0.04	$0.02

(1) Includes stock-based compensation as follows:
Salary and wages	$175,827	$-	$-	$-	$-

(2) Proforma as if the Share Exchange occurred at the beginning of the periods reflected in the above statement of operations. See Note 1 to the financial statements.

The accompanying notes are integral parts of these financial statements

Verecloud, Inc.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
From January 1, 2007 to December 31, 2009 (unaudited)

						Retained	Total
	Preferred Stock		Common Stock		Additional	Earnings Accumulated	Stockholders Equity
	Shares	Amount	Shares	Amount	Paid in Capital	(Deficit)	(Deficit)

Balance at January 1, 2007	-	$-	42,320,000	$42,320	$-	$250,185	$292,505

Net Income	-	-	-	-		1,329,228	1,329,228

Balance at December 31, 2007	-	-	42,320,000	42,320	-	1,579,413	1,621,733

Distributions	-	-	-	-		(1,820,000)	(1,820,000)

Net Income	-	-	-	-		2,563,402	2,563,402

Balance at December 31, 2008	-	-	42,320,000	42,320	-	2,322,815	2,365,135

Purchase of Members' Interest	-	-	-	-	-	(3,609,245)	(3,609,245)

Distributions	-	-	-	-	-	(910,884)	(910,884)

Net Income	-	-	-	-	-	1,178,708	1,178,708

Balance at June 30, 2009 (Restated)	-	-	42,320,000	42,320	-	(1,018,606)	(976,286)

Distributions	-	-	-	-	-	(507,000)	(507,000)

Share Exchange Agreement	-	-	3,680,000	3,680	-	(579,905)	(576,225)

Consulting Agreement	-	-	1,380,000	1,380	96,620	-	98,000

Net Income	-	-	-	-	-	716,379	716,379

Stock-based compensation					175,827		175,827

Balance at December 31, 2009 (Restated)	-	$-	47,380,000	$47,380	$272,447	$(1,389,132)	$(1,069,304)

The accompanying notes are integral parts of these financial statements

Verecloud, Inc.
STATEMENTS OF CASH FLOWS

			Six months
	Six Months Ended		ended	Year Ended
	December 30,	December 30,	June 30,	December 31,	December 31,
	2009	2008	2009	2008	2007
	Restated		Restated
Operating Activities
Net Income	$716,379	$1,424,879	$1,178,708	$2,563,402	$1,329,228
Adjustments to reconcile net income to
net cash from operations
Depreciation and amortization	11,921	13,384	28,112	26,769	10,119
Stock for services	98,000	-	-	-	-
Stock-based compensation	175,827	-	-	-	-
Change in assets and liabilities
Accounts receivable	1,095,303	(300,086)	(531,994)	107,671	(644,589)
Other current assets	6,600	(54,368)	(16,964)	(53,248)	(1,120)
Accounts payable	(84,856)	(101,277)	134,587	2,237	(50,157)
Income taxes payable	64,310	-	-	-	-
Other current liabilities	(19,237)	(171,680)	32,443	13,652	(182,651)
Net cash from operating activities	2,064,247	810,852	824,893	2,660,483	460,830

Investing Activities
Purchase of computer related	(12,727)	(7,187)	(16,297)	(22,138)	(36,492)
Purchase of equipment and machinery	(2,520)	(14,570)	(4,113)	(18,870)	(10,753)
Purchase of other property and equipment	(2,946)	-	(19,908)	(4,722)	(3,754)
Security deposits	-	-	-	-	(22,785)
Advances to related parties	-	-	(111,000)	(12,000)	-
Net cash (used in) investing activities	(18,193)	(21,757)	(151,319)	(57,730)	(73,783)

Financing Activities
Purchase of members' interest	-	-	(661,977)	-	-
Paydowns on note payable	(560,000)	-	-	-	-
Members distributions	(506,623)	(1,020,000)	(910,884)	(1,820,000)	-
Net cash (used in) financing activities	(1,066,623)	(1,020,000)	(1,572,861)	(1,820,000)	-

Increase (decrease) in cash for period	$979,431	$(230,905)	$(899,287)	$782,753	$387,046
Cash at beginning of period	540,479	1,670,671	1,439,766	657,013	269,966
Cash at end of period	$1,519,911	$1,439,766	$540,479	$1,439,766	$657,013

Schedule of Noncash Investing and Financing Activities
Notes payable	-	-	$2,800,000	-	-
Treasury stock	-	-	(2,437,177)	-	-
Purchase of members' interest	-	-	(510,090)	-	-
Advances to related parties	-	-	123,000	-	-
Future health benefits	-	-	24,267	-	-
Common stock	-	-	42,320	-	-
Recapitalization	(579,905)	-	-	-	-
Income taxes payable	579,905	-	-	-	-

Supplemental disclosure:
Cash paid for interest during the year	$96,374	$-	$-	$-	$-
Cash paid for income taxes during the year	-	-	-	-	-

The accompanying notes are integral parts of these financial statements

Verecloud, Inc.
 NOTES TO FINANCIAL STATEMENTS
June 30, 2009, December 31, 2008 and 2007 (References to Periods Subsequent to June 30, 2009 are unaudited)

1.  Organization

On July 19, 2007, Sage Interactive, Inc. (“Sage”) was incorporated in Nevada as a web development services company.

On August 31, 2009, Sage consummated a share exchange with the sole member of Cadence II, LLC, a Colorado limited liability company (“Cadence II”), pursuant to which it acquired all of the membership interests of Cadence II in exchange for the issuance to the sole member of Cadence II, 42,320,000 shares of its common stock representing 92.0% of its issued and outstanding common stock (the “Share Exchange”). After the Share Exchange, Sage’s business operations consist of those of Cadence II.  The Share Exchange was treated as a merger of Sage and Cadence II, which is accounted for as a reverse acquisition with Cadence II being the acquirer for financial reporting purposes.  As such, for all disclosures referencing shares authorized, issued, outstanding, reserved for, per share amounts and other disclosures related to equity, amounts have been retroactively restated to reflect share quantities as if the exchange of Cadence II membership interest had occurred at the beginning of the periods presented as altered by the terms of the Share Exchange.  Upon the closing of the Share Exchange, Sage’s Articles of Incorporation were amended to change the name of the Company to Network Cadence, Inc. and Cadence II became a wholly owned subsidiary of Network Cadence, Inc.  On January 25, 2010, the Company instituted a forward four-for-one split of its common stock and amended its Articles of Incorporation, as amended to change the name of the Company from Network Cadence, Inc. to Verecloud, Inc. (“Verecloud” or the “Company”).

Upon completion of the Share Exchange, the operations of Sage ceased.  As a result, net assets of Sage at August 31, 2009, which were negative $13,774 and consisted of cash and web development costs ($4,326) offset by amounts owed to the former President ($18,100) were written off.

2.   Summary of Significant Accounting Policies

The accompanying unaudited interim condensed consolidated financial statements for the six months ended December 31, 2009 and 2008 have been prepared pursuant to the rules and regulations of the SEC for quarterly reports on Form 10-Q and do not include all of the information and note disclosures required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements. These condensed consolidated financial statements should therefore be read in conjunction with the consolidated financial statements and notes thereto for the transition period from January 1, 2009 to June 30, 2009 included in our Transition Form 10K filed on March 1, 2010. The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with GAAP and include all adjustments of a normal, recurring nature that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the interim periods presented.

The results of operations for an interim period are not necessarily indicative of the results of operations for a full fiscal year. The Company has evaluated all subsequent events through the date the financial statements were available to be issued.

The unaudited interim condensed consolidated results of operations and the unaudited interim condensed consolidated statement of cash flows for the six months ended December 31, 2009 are not necessarily indicative of the results or cash flows expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

For purposes of balance sheet classification and the statements of cash flows, the Company considers cash in banks, deposits in transit, and all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company primarily sells its services to customers in the communications industry in the United States on an uncollateralized, open credit basis. For the six months ended December 31, 2009, one customer accounted for 93% of the revenue.

Cash is maintained at financial institutions. The Federal Deposit Insurance Corporation (“FDIC”) currently insures accounts at each institution for up to $250,000. At times, cash balances may exceed the FDIC insurance limit of $250,000.

Accounts Receivable

Accounts receivable include uncollateralized customer obligations due under normal trade terms and do not bear interest.

The carrying amount of accounts receivable is reduced by a valuation allowance for doubtful accounts that reflects management’s best estimate of the amounts that will not be collected resulting from past due amounts from customers. There was no allowance for doubtful accounts at December 31, 2009 since the total balance of accounts receivable was deemed collectible.

Revenue Recognition

For the periods covered by this registration statement on Form S-1 of which this prospectus is a part, the Company derived its revenue solely from billable professional services provided to clients.  Revenue is recognized only when all of the following conditions have been met:  (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectability of the fee is reasonably assured.

Property and Equipment

Equipment and furniture are carried at historical cost, net of accumulated depreciation. Depreciation is computed using straight-line methods over the estimated useful lives of the assets, ranging from three to seven years. Expenditures for repairs and maintenance which do not materially extend the useful lives of equipment and furniture are charged to operations.

Fair Value Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2009. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, accounts payable and accrued expenses. Fair values are assumed to approximate carrying values for these financial instruments because they are short term in nature, or are receivable or payable on demand.

Research and Development

Research and development costs are expensed as incurred and consist primarily of salaries and wages associated with assessing the viability, the potential and technical requirements of the Nimbus platform.  Capitalization of software development costs commences upon the establishment of technological feasibility of the product in accordance with ASC 985 - Software.  As of December 31, 2009, no software development costs have been capitalized since technological feasibility has not yet been established.

Segment Information

Certain information is disclosed based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in one business segment and will evaluate additional segment disclosure requirements if it expands operations.

Significant Customers

For the six months ended December 31, 2009, the Company had a substantial business relationship with one major customer, SkyTerra Communications (“SkyTerra”).  SkyTerra accounted for 93% and 100% of the Company’s total revenue for the six months ended December 31, 2009 and 2008, respectively. On November 2, 2009, SkyTerra notified the Company that it is terminating its contract.   As a result, the Company reduced its workforce by approximately 50% and revenues moving forward are expected to decrease by more than 90%.

Long-Lived Assets

The Company accounts for its long-lived assets in accordance with Accounting for the Impairment or Disposal of Long-Lived Assets (“ASC 360”).  The Company’s primary long-lived assets are property and equipment. ASC 360 requires a company to assess the recoverability of its long-lived assets whenever events and circumstances indicate the carrying value of an asset or asset group may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. Additionally, the standard requires expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred, rather than as of the measurement date. For property and equipment, the Company’s assets consist primarily of computers and office equipment. The Company has compared the net book value of these assets to market-based pricing for similar used equipment. As of December 31, 2009, the depreciated value of the assets materially reflects the estimated fair value of similar used equipment in the marketplace ..

Net Income (Loss) Per Common Share

Basic earnings (loss) per common share calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year.  Diluted earnings (loss) per common share calculations are determined by dividing net income (loss) by the weighted average number of common shares and dilutive common share equivalents outstanding.  During the periods when they are anti-dilutive, common stock equivalents, if any, are not considered in the computation.

Stock Based Compensation

The Company adopted the applicable accounting guidance in ASC Topic 718 “Compensation – Stock Compensation” which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock-based awards under ASC 718.

Recent Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board (“FASB”), the Securities and Exchange Commission (“SEC”), and the Emerging Issues Task Force (“EITF”), to determine the impact of new pronouncements on GAAP and the impact on the Company.  The Company has adopted the following new accounting standards during 2009:

Accounting Standards Codification - In June 2009, FASB established the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative GAAP.  The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the SEC and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. The ASC is effective for interim and annual reporting periods ending after September 15, 2009. The adoption of the ASC did not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

Subsequent Events - In May 2009, the ASC guidance for subsequent events was updated to establish accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The update sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. The new guidance requires the disclosure of the date through which subsequent events have been evaluated. The Company adopted the updated guidance for the interim period ended September 30, 2009. The adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Accounting for the Useful Life of Intangible Assets - In April 2008, the ASC guidance for Goodwill and Other Intangibles was updated to amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this update is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under guidance for business combinations. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2009 and will be applied prospectively to intangible assets acquired after the effective date. The adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Derivative Instruments - In March 2008, the ASC guidance for derivatives and hedging was updated for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for, and how derivative instruments and the related hedged items affect an entity’s financial position, financial performance and cash flows. The Company adopted the updated guidance on January 1, 2009. The adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Business Combinations - In December 2007, the ASC guidance for business combinations was updated to provide new guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. The updated guidance also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted the updated guidance on January 1, 2009 and it will be applied to any future acquisitions.

Non-Controlling Interests – In December 2007, the ASC guidance for Non-Controlling Interests was updated to establish accounting and reporting standards pertaining to: (i) ownership interests in subsidiaries held by parties other than the parent (“Non-Controlling Interest”), (ii) the amount of net income attributable to the parent and to the Non-Controlling Interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated.  If a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary is measured at fair value and a gain or loss is recognized in net income based on such fair value.  For presentation and disclosure purposes, the guidance requires Non-Controlling Interests (formerly referred to as minority interest) to be classified as a separate component of equity. The Company adopted the updated guidance on January 1, 2009.  The adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

There were various accounting standards and interpretations recently issued which have not yet been adopted, including:

Fair Value Accounting - In August 2009, the ASC guidance for fair value measurements and disclosure was updated to further define fair value of liabilities. This update provides clarification for circumstances in which: (i) a quoted price in an active market for the identical liability is not available, (ii) the liability has a restriction that prevents its transfer, and (iii) the identical liability is traded as an asset in an active market in which no adjustments to the quoted price of an asset are required. The updated guidance is effective for the Company’s interim reporting period beginning October 1, 2009. The Company is evaluating the potential impact of adopting this guidance on the Company’s consolidated financial position, results of operations and cash flows.

Variable Interest Entities - In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2010. The Company currently is evaluating the potential impact of adopting this guidance on the Company’s consolidated financial position, results of operations and cash flows.

There were no other accounting standards and interpretations issued recently which are expected to have a material impact on the Company's financial position, operations or cash flows.

3. Restatement of Consolidated Financial Statements

On May 26, 2009, the membership interests of Pat Burke and Ann Burke, totaling 51% of Cadence II, were purchased by Cadence II pursuant to a purchase agreement by and among Cadence II, Pat Burke and Ann Burke, dated as of May 26, 2009, as previously disclosed as Exhibit 10.2 to the Company’s Form 8-K dated September 1, 2009 (the “Purchase Agreement”). The aggregate purchase price was $3,609,244 which was comprised of $661,977 in cash, $2,800,000 in a promissory note, $123,000 in property, and $24,267 estimated value in future health insurance benefits for Pat and Ann Burke. The excess of the purchase price over 51% of the tangible net assets (the two members’ equity accounts) of $2,437,177 was previously accounted for as goodwill. Subsequent to June 30, 2009, the goodwill balance of $2,437,177 was fully impaired due to substantial doubt about the Company’s ability to continue as a going concern described below. The restated financial statements account for this amount as a repurchase of Company stock, recorded as treasury stock and then retired. As a result, the goodwill impairment of $2,437,177 that was booked to operating expenses has been removed.

The unaudited financial statements for the six months ended June 30, 2009, the three months ended September 30, 2009 and the six months ended December 31, 2009 are being restated to correct the accounting treatment previously reported in connection with the affiliate transaction described above, and reported in the Company's Current Report on Form 8-K, filed on September 1, 2009 and the Quarterly Reports on Form 10-Q for the quarters ended September 30, 2009 and December 31, 2009, respectively.

A summary of the changes to the financial statements for the six months ended December 31, 2009 is shown below. This restatement had no impact on the balance sheet or statement of cash flows for the six months ended December 31, 2009:
	Six months ended December 31, 2009

	Previously Reported	Adjustment	Restated
Revenue	$4,866,153		$4,866,153
Cost of goods sold	2,169,536		2,169,536
Gross margin	2,696,616	-	2,696,616
Operating expenses	4,259,374	(2,437,177)	1,822,197
Operating income	(1,562,758)	2,437,177	874,419
Other income (expense)	(93,731)		(93,731)
Pretax income (loss)	(1,656,488)	2,437,177	780,689
Income tax expense	64,310	-	64,310
Net income (loss)	$(1,720,798)	$2,437,177	$716,379

A summary of the changes to the financial statements as of June 30, 2009 is shown below. This restatement had no impact on the statement of income for the six months ended June 30, 2009:

	Previously
	Reported	Adjustment	Restated
Current assets	$1,984,671		$1,984,671
Property and equipment	72,047		72,047
Other assets	2,459,962	(2,437,177)	22,785
Total assets	$4,516,679	$(2,437,177)	$2,079,502

Current liabilities	$1,375,788		$1,375,788
Long term debt	1,680,000		1,680,000
Stockholders' equity (deficit)	1,460,892	(2,437,177)	(976,285)
Total liabilities and stockholders’ equity (deficit)	$4,516,679	$(2,437,177)	$2,079,502

4.   Going Concern

The Company’s financial statements have been prepared on the basis of accounting principles applicable to a going concern.  However, at December 31, 2009 the Company had a stockholders' deficit and on November 2, 2009 the Company received a contract termination notice from its largest customer and expects to lose more than 90% of its revenue.  This raises substantial doubt about its ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on its ability to raise additional capital and implement its business plan. Based on the Company’s current business plan and projections, it will need approximately $10 million to meet its cash requirements for the next twelve months. This plan is the basis of discussion with potential investors and strategic partners.  Of this amount, approximately $4 million will be used for Nimbus development and product management, approximately $5 million for sales, marketing, working capital and administrative expenses, and $1.2 million to meet the obligations of the promissory note.  Furthermore, the Company intends to seek funding of up to $20 million to fund operations through 2011. The additional $10 million in 2011 is expected to be used to fund ongoing working capital needs for sales and marketing ($3 million), ongoing Nimbus product management and upgrade ($6 million) and overhead and other working capital net of gross margins and cash reserves ($1 million).  Since January 2010, the Company has met with several investment firms and strategic partners in the software and telecommunications industries who have expressed interest in its strategy and could be potential investors in the Company. The Company is exploring funding options that include debt financing, equity investments, co-development arrangements and strategic alliances. As of March 9, 2010, the Company has not secured any financing or commitments. Assurances cannot be given that adequate financing can be obtained to meet the Company’s capital needs. If the Company is unable to generate profits and are unable to obtain financing to meet its working capital requirements, it may have to curtail its business sharply or cease operations altogether. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis to retain its current financing, to obtain additional financing, and, ultimately, to attain profitability. Should any of these events not occur, the Company will be adversely affected and may have to cease operations.

5.   Property and Equipment

Property and equipment are recorded at cost. Replacements and major improvements are capitalized while maintenance and repairs are charged to expense as incurred. Depreciation is provided using primarily straight line methods over the estimated useful lives of the related assets.

Property and equipment at December 31, 2009, June 30, 2009, December 31, 2008 and 2007 consisted of the following:

	December 31,	June 30,	December 31,	December 31,
	2009	2009	2008	2007
	unaudited

Computer related	$87,655	$74,928	$58,630	$36,492
Equipment and machinery	36,255	33,736	29,623	10,753
Other property and equipment	31,330	28,384	8,476	3,754
Subtotal	155,240	137,047	96,729	50,998
Accumulated depreciation	(76,921)	(65,000)	(36,888)	(10,119)
Net property and equipment	$78,319	$72,047	$59,840	$40,879

6.   Commitments and Contingencies

Consulting Agreements

The Company has entered into a variety of consulting agreements for services to be provided to the Company in the ordinary course of business. These agreements call for various payments upon performance of services and are generally short-term.

On September 15, 2009, the Company signed a consulting agreement with Capital Group Communications, Inc. (“CGC”), pursuant to which CGC agreed to provide investor relations services including representing the Company in investors' communications and public relations with existing shareholders, brokers, dealers and others for a 14-month period once the Company is publicly traded ..  Pursuant to the terms of the consulting agreement, the Company agreed to compensate CGC with the issuance of 1,380,000 shares of restricted common stock. The fair market value of these services is estimated at $98,000 and, upon issuance of the shares, has been reflected in the operating expenses subsequent to June 30, 2009 and for the six months ended December 31, 2009 since the shares issued are non-refundable if the agreement is terminated and compensation is not based on future services. CGC is not a broker-dealer.

Operating Leases

The Company has a lease commitment for its office facility. This lease has a monthly rental payment of approximately $11,400 at December 31, 2009 and expires in April 2010.

Long-term Employee Incentive Plan

Effective May 15, 2008, the Company entered into a Long-term Employee Incentive Plan (the “Plan”) to provide incentives to key employees by providing for bonus awards in connection with a sale of the Company. A sale of the Company is defined as (i) the transfer for value of all or substantially all of the outstanding equity interest in the Company, including pursuant to a merger, consolidation or other business combination transaction, or (ii) the sale of all or substantially all of the Company’s assets, in either case in a single transaction or series of related transactions. A sale of the Company shall not include any merger, consolidation, reorganization or similar transaction in which holders of the Company’s outstanding equity securities immediately prior to such transaction own at least a majority of the equity interest in the surviving equity immediately following such transaction. In the event of a sale of the Company, a bonus pool shall be established for the benefit of eligible participants based on the aggregate transaction consideration received with respect to such sale of the Company. The bonus pool was an amount equal to 25% of the aggregate transaction consideration. The total number of bonus units authorized for issuance under this Plan was 5,000,000, and as of December 31, 2008 and June 30, 2009, there were 2,150,000 and 2,300,000 outstanding, respectively. No liability has been recorded related to these bonus units since payment was contingent solely on the sale of the Company. Effective August 31, 2009, the Plan was terminated pursuant to its terms and all outstanding bonus units were forfeited by the Plan’s participants.

7.   Related Parties

The Company has not adopted formal policies and procedures for the review, approval or ratification of related party transactions with its executive officers, directors and significant stockholders.  However, all material related party transactions for the periods covered by this report have been disclosed and such transactions have been approved by the board of directors.  Future transactions will, on a going-forward basis, be subject to the review, approval or ratification of the board of directors, or an appropriate committee thereof.  Related party transactions are described below:

In March 2009, the members of Cadence II purchased an interest in a timeshare condominium for $123,000.  On May 26, 2009, the entire interest in the condominium was transferred to Pat and Ann Burke as part of the Purchase Agreement.

On May 26, 2009, the membership interests of Pat Burke and Ann Burke totaling 51% of Cadence II were purchased by Cadence II pursuant to a Purchase Agreement by and among Cadence II, LLC, Pat Burke and Ann Burke dated as of May 26, 2009.  The aggregate purchase price was $3,609,244 which was comprised of $661,977 in cash, $2,800,000 in a promissory note, $123,000 in property, and $24,267 estimated value in future health insurance benefits for the two members. The note is being repaid in 10 equal quarterly installments of $280,000 plus interest thereon, beginning August 31, 2009 with a maturity date of November 30, 2011. The note bears interest at the prime rate plus 4%. The outstanding principal balance as of December 31, 2009 was $2,240,000.

The excess of the purchase price over 51% of the tangible net assets (the two members’ equity accounts) was accounted for as a repurchase of Company stock, recorded as treasury stock and then retired.

8.  Purchase of Members’ Interest

On May 26, 2009, the membership interests of Pat Burke and Ann Burke, totaling 51% of Cadence II, were purchased by Cadence II pursuant to the Purchase Agreement. The aggregate purchase price was $3,609,244 which was comprised of $661,977 in cash, $2,800,000 in a promissory note, $123,000 in property, and $24,267 estimated value in future health insurance benefits for Pat and Ann Burke.  The promissory note is being repaid in 10 equal quarterly installments of $280,000 plus interest thereon, beginning August 31, 2009 with a maturity date of November 30, 2011.  The promissory note is collaterlaized by assets of the Company and bears interest at a prime rate plus 4%.    As of December 31, 2009, the outstanding principal balance was $2,240,000.

The promissory note contains a covenant which requires that the Company maintain no less than $750,000 in cash or cash equivalents beginning January 1, 2010 and until the promissory note is paid in full. Once the Company falls below $750,000, it has 90 days to restore the cash and cash equivalents to $750,000 or greater. Failure to maintain this cash requirement can accelerate full payment of the promissory note, resulting in the note balance becoming a current liability.  The Company’s cash balance fell below $750,000 on March 1, 2010.  The Company has until June 1, 2010 to restore the cash and cash equivalents balance to $750,000. If the Company is unable to obtain the necessary funding to comply with the requirements of the promissory note or repay the note, the holders of the note could accelerate the due date and, if the Company is unable to pay, foreclose on the assets of the Company as they currently hold a security interest.

A contingency exists with respect to this matter, the ultimate resolution of which cannot presently be determined.

The following table summarizes the carrying values of the assets acquired at the date of acquisition.

At May 26, 2009

Total purchase price	3,609,244
Less members’ equity acquired	(1,172,067)

Treasury stock	$2,437,177

The excess of the purchase price over 51% of the tangible net assets (the two members’ equity accounts) was accounted for as a repurchase of Company stock, recorded as treasury stock and then retired.

9.   Capital Stock

The Company’s Articles of Incorporation, as amended, authorize the issuance of 100,000,000 shares of common stock, $0.001 par value per share and 5,000,000 shares of preferred stock, $0.001 par value. As of December 31, 2009, there were 47,380,000 outstanding shares of common stock and no issued and outstanding shares of preferred stock. See Note 1 for additional information regarding capital stock. The 47,380,000 outstanding shares consisted of: (i) 42,320,000 shares issued to the sole member of Cadence II in connection with the Share Exchange, (ii) 3,680,000 held by former owners of Sage, and (iii) 1,380,000 shares of common stock issued to CGC (see Note 6).

The Company’s Articles of Incorporation, as amended, authorize the issuance of preferred stock in one or more series at the discretion of the board of directors.  In establishing a series, the board of directors has the right to give it a distinctive designation so as to distinguish such series of preferred stock from other series and classes of capital stock.  In addition, the board of directors is obligated to fix the number of shares in such a series, and the preference rights and restrictions thereof.  All shares of any one series shall be alike in every particular except as provided by the Articles of Incorporation, as amended, or the Nevada Revised Statutes.

On January 25, 2010, the board of directors authorized a four-for-one forward stock split of the Company's $0.001 par value common stock.  As a result of the forward stock split, 35,535,000 additional shares of common stock were issued.  Capital and additional paid-in capital have been adjusted accordingly.   When adjusting retroactively, there was a $34,500 shortage of additional paid-in-capital; thus adjustments were made to opening retained earnings ($31,740) and current period operating expense ($2,760) which is considered acquisition costs of the Share Exchange.  The financial statements contained herein reflect the appropriate values for capital stock and accumulated deficit. All references in the accompanying financial statements to the number of common shares and per share amounts have been retroactively adjusted to reflect the forward stock split.

Share Issuances – On September 15, 2009, the Company signed a consulting agreement with Capital Group Communications, Inc. (“CGC”), pursuant to which CGC agreed to provide investor relations services including representing the Company in investors' communications and public relations with existing shareholders, brokers, dealers and other for a 14-month period once the company is publicly traded.  Pursuant to the terms of the consulting agreement, the Company agreed to compensate CGC with the issuance of 1,380,000 shares of restricted common stock. The fair market value of these services is estimated at $98,000 and, upon issuance of the shares, has been reflected in the operating expenses subsequent to June 30, 2009 and for the six months ended December 31, 2009 since the shares issued are non-refundable if the agreement is terminated and compensation is not based on future services. CGC is not a broker-dealer.

10.   Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as of March 9, 2010, certain information related to our compensation plans under which shares of our common stock are authorized for issuance.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (a)	Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	--	--	--

Equity compensation plans not approved by security holders	6,485,000	$0.07	1,275,000
Total (1)	6,485,000	$0.07	1,275,000

 (1) The 240,000 restricted shares issued to the Company’s employees placed on furlough due to the termination of the SkyTerra contract termination have not been included in these calculations or total.

 On October 27, 2009, the board of directors of the Company adopted the Network Cadence, Inc. 2009 Equity Incentive Plan (the “Incentive Plan”). The Company expects to submit the Incentive Plan for approval by its stockholders at the next annual meeting of the Company’s stockholders. The Company’s board of directors will administer the Incentive Plan until the board of directors delegates the administration to a committee of the board of directors.

The purpose of the Incentive Plan is to benefit the Company’s stockholders by furthering the growth and development of the Company by affording an opportunity for stock ownership to attract, retain and provide incentives to employees and directors of, and non-employee consultants to, the Company and its affiliates, and to assist the Company in attracting and retaining new employees, directors and consultants; to encourage growth of the Company through incentives that are consistent with the Company’s goals; to provide incentives for individual performance; and to promote teamwork.

Under the Incentive Plan, the board of directors in its sole discretion may grant stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, deferred stock or other equity-based awards (each an “Award”) to the Company’s employees, directors and consultants (or those of the Company’s affiliates).  The Awards available under the Incentive Plan also include performance-based Awards, which would have pre-established performance goals that relate to the achievement of the Company’s business objectives.  The performance-based stock Awards available under the plan are intended to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended, to allow such Awards, when payable, to be tax deductible by the Company.

The Company has reserved a total of 8,000,000 shares of common stock for issuance under the Incentive Plan.  To the extent that an Award expires, ceases to be exercisable, is forfeited or repurchased by the Company, any shares subject to the Award may be used again for new grants under the Incentive Plan.  In addition, shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any Award (other than with respect to options) may be used for grants under the Incentive Plan.  The maximum number of shares of Common Stock that may be subject to one or more awards to a participant pursuant to the Incentive Plan during any fiscal year of the Company is 4,000,000.

As of March 9, 2010, 240,000 shares have been awarded as restricted stock to those employees of the Company put on furlough as a result of the termination of the SkyTerra contract.  Each restricted stock award will vest evenly on the first day of each third month over a two-year period commencing on November 1, 2009, provided that the employee has been re-instated to a full-time position at the Company on or before July 1, 2010.   A restricted stock award becomes fully vested if the employee dies while actively employed or upon a change in control of the Company followed by termination of the employee’s employment within 12 months of such change in control.

As of March 9, 2010, options to purchase 6,485,000 shares of common stock have been issued under the Incentive Plan.  In general, each option vests evenly on the last day of each fiscal quarter, based on a three year period commencing upon the employee’s original date-of-hire. As of March 9, 2010, options to purchase 3,589,583 shares have vested.

The following table summarizes the activity under the Company’s stock option plans (in thousands, except per share data):

	Number of Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value (1)
Outstanding as of June 30, 2009	-	0	–
Granted	6,485,000	.07
Exercised	-	-
Canceled	-	-

Outstanding as of December 31, 2009	6,485,000	$.07	$-

(1)	Amounts represent the difference between the exercise price and the fair market value of common stock at each period end for all in the money options outstanding.

Stock Based Compensation

The Company estimates the fair value of stock options in accordance with ASC Topic 718 using the Black-Scholes option-pricing model. This model requires the use of the following assumptions: (i) expected volatility of the Company’s common stock, which is based on the Company’s peer group in the industry in which the Company does business; (ii) expected life of the option award, which is calculated using the “simplified” method provided in the SEC’s Staff Accounting Bulletin No. 110 and takes into consideration the grant’s contractual life and vesting periods; (iii) expected dividend yield, which is assumed to be 0%, as the Company has not paid and does not anticipate paying dividends on its common stock; and (iv) the risk-free interest, which is based on the U.S. Treasury yield curve in effect at the time of grant with maturities equal to the grant’s expected life. In addition, ASC Topic 718 requires the Company to estimate the number of options that are expected to vest. In valuing share-based awards under ASC Topic 718, significant judgment is required in determining the expected volatility of the Company’s common stock. The following table presents the weighted average assumptions used to estimate the fair values of the stock options granted for the six months ended December 31:

	2009	2008
Expected volatility	86%	-
Expected life (years)	5.29	-
Expected dividend yield	-	-
Risk free interest rate	2.78%	-

The per share weighted average fair value of options granted was $.05 for the six months ended December 31, 2009.  No options were granted prior to October 2009. As of December 31, 2009 there was $141,825 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted average service period of 5.29 years. The Company utilizes historical volatility of other entities in a similar line of business for a period commensurate with the contractual term of the underlying financial statements. The Company issued 6,485,000 options to purchase common shares in the six months ended December 31, 2009. As of March 9, 2010, 3,589,583 of the Company’s stock options were vested. The Company recognized stock-based compensation expense of $175,827 for the six months ended December 31, 2009.

The fair values of the common stock underlying stock options granted the six months ended December 31, 2009 were estimated by the Company's board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair market value of our common stock underlying those options on the date of grant. Given the absence of a public trading market, the board of directors considered numerous objective and subjective factors to determine the best estimate of the fair market value of the common stock at each meeting at which stock option grants were approved. These factors included, but were not limited to, the following: contemporaneous valuations of the common stock, the lack of marketability of the common stock, developments in the business, revenue trading multiples of comparable companies in the Company's industry and the discounted present value of anticipated cash flows through 2012. If the Company had made different assumptions and estimates, the amount of recognized and to be recognized stock-based compensation expense could have been materially different. The Company believes that it has used reasonable methodologies, approaches and assumptions in determining the fair value of our common stock.

Impacts of Share-Based Compensation

Share-based compensation cost is included as part of operating expenses.  The table below summarizes the amounts recorded in the condensed consolidated statements of income for share-based compensation:

			Six months
	Six months ended		Ended	Year Ended
	December 31,	December 31,	June 30,	December 31,	December 31,
	2009	2008	2009	2009	2008
Salay and Wages Expense	$175,827	$-	$-	$-	$-
Income tax benefit relateed to share-based compensation	(67,694)	-	-	-	-
Total share-based compensation included in net income	$108,134	$-	$-	$-	$-

11.   Income Taxes

As a result of the Share Exchange on August 31, 2009, the Company became a “C” corporation. Therefore, the income tax expense and liability for the six months ended December 31, 2009 only reflect the tax provision for the four months ended December 31, 2009.

Effective August 31, 2009, Cadence II became a wholly-owned subsidiary of Verecloud, Inc. through the Share Exchange. Cadence II was a pass-through entity for U.S. federal income tax purposes prior to the Share Exchange and U.S. federal, state, and local income taxes were not provided for this entity as it was not a taxable entity. Limited liability company members are required to report their share of our taxable income on their respective income tax returns. As a result of the Share Exchange, the Company became subject to corporate U.S. federal, state, and local taxes beginning in September 2009.

The significant components of income tax expense (benefit) were as follows:

			Six months
	Six Months Ended		Ended	Year Ended
	December 31,	December 31,	June 30,	December 31,	December 31,
	2009	2008	2009	2008	2007
	Unaudited
Current income tax expense
U.S. Federal	$306,801	$-	$-	$-	$-
State and local	40,606	-	-	-	-
Total current expense	347,407	-	-	-	-
Change in tax status	(283,097)	-	-	-	-
Total income tax expense	$64,310	$-	$-	$-	$-

Prior to August 31, 2009 (date of Share Exchange), taxable income and losses were reported on the member’s tax returns.  Accordingly, for the six months ended December 31, 2008, there were no deferred tax assets, liabilities or valuation adjustments.  A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective tax rate is shown in the following table:

			Six months
	Six Months Ended		Ended	Year Ended
	December 31,	December 31,	June 30,	December 31,	December 31,
	2009	2008	2009	2008	2007
Statutory U.S. federal tax rate	34.0%	-	-	-	-

Change in tax rate resulting from
LLC results not subject to federal or state income taxes	-36.3%	-	-	-	-
State and local taxes	4.5%
Stock-based compensation	8.7%	-	-	-	-
Other	-2.7%
Effective Tax Rate	8.2%	-	-	-	-

For the six months ended December 31, 2009, the Company’s income tax expense related to income earned after completion of the Share Exchange.

The Company’s income taxes payable as of December 31, 2009 was comprised primarily of the taxes associated with the Purchase Agreement (Note 8) and the Share Exchange (Note 1) and the related transition from a cash basis limited liability company to an accrual basis corporation.

In accordance with Article 11 of Regulation S-X, proforma tax and net income per share amounts have been disclosed on the statement of operations to reflect the tax impacts as if the Company were a corporation for all of the periods covered by this report.

12.   Subsequent Events

The Company has evaluated subsequent events through March 9, 2010, the date which the financial statements were available to be issued.

As of March 9, 2010, 240,000 shares have been awarded as restricted stock to those employees of the Company put on furlough as a result of the termination of the SkyTerra contract.  Each restricted stock award will vest evenly on the first day of each third month over a two-year period commencing on November 1, 2009, provided that the employee has been re-instated to full-time positions at the Company on or before July 1, 2010. A restricted stock award becomes fully vested if the employee dies while actively employed or upon a change in control of the Company followed by a termination of the employee’s employment within 12 months of such change in control.

The promissory note issued in connection with the Purchase Agreement requires that the Company maintain no less than $750,000 in cash or cash equivalents beginning on January 1, 2010 and until the promissory note is paid in full. Once the Company falls below $750,000, it has 90 days to restore the cash and cash equivalents to $750,000 or greater.  Our cash balance fell below $750,000 on March 1, 2010. The Company has until June 1, 2010 to restore the cash and cash equivalents balance to $750,000. Failure to maintain this cash requirement can accelerate full payment of the promissory note, resulting in the note balance becoming a current liability.   If the Company is unable to obtain the necessary funding to comply with the requirements of the promissory note or repay the note, the holders of the note could accelerate the due date and foreclose on the assets of the Company as they currently hold a security interest.

Effective January 25, 2010, the Company effected a four-for-one forward split of the issued and outstanding shares of the Company’s common stock, par value $0.001, pursuant to which one share of the Company’s issued and outstanding common stock was converted into four shares of common stock.

On January 25, 2010, the Company filed an amendment to its Articles of Incorporation changing the name of the Company from Network Cadence, Inc. to Verecloud, Inc.

On January 26, 2010, the board of directors adopted the Verecloud, Inc. Unit Bonus Plan (the “Unit Bonus Plan”) and granted unit awards (“Unit Awards”) to certain current key employees of the Company pursuant to the terms of such Unit Bonus Plan.  The Unit Bonus Plan provides that a participant’s Unit Award will vest and become payable only upon one of the following events: (i) a change in control of the Company (a “Change in Control”), (ii) a valuation of the Company equal to, or in excess of, $30 million that is sustained for a period of 15 consecutive days (a “Market Valuation Event”) or (iii) the participant’s involuntary separation from service by the Company without cause or by reason of the participant’s death or disability (an “Involuntary Separation”).  The Company may pay the Unit Award to the participant (or the participant’s beneficiary) in cash or common stock as determined by the board of directors in its sole discretion.  The Company will make payments in connection with a Change in Control no later than five days following such event.  The Company will make payments in connection with a Market Valuation Event no later than 30 days following such event.  For payments in connection with a participant’s Involuntary Separation, the Company will pay the participant 25 percent of the participant’s Unit Award on the first day of the first month following the date of his Involuntary Separation and will pay the balance to the participant in three subsequent annual payments beginning on the anniversary date of the first payment date.  However, if the participant separated from service by reason of his death or, if the participant dies after his Involuntary Separation, but prior to receiving his entire Unit Award payment, the Company will pay the participant the balance of such Unit Award in a lump sum no more than 30 days after receiving notification of the participant’s death.  The Unit Bonus Plan provides that if the making of any payment would jeopardize the ability of the Company to continue as a going concern, the payment will be delayed until the date that the payment would not have such an effect on the Company.

The total value of the unit pool is equal to, as applicable, 12.5 percent of the following amounts: (i) the total consideration received by the Company upon a Change in Control, or (ii) the fair market value of the outstanding shares of common stock of the Company at the time of a Market Valuation Event or an applicable Involuntary Separation (the “Company Value”).  Mark Faris, the Chairman of the board of directors, received a Unit Award equal to five (5) percent of the Company Value, William Perkins, Chief Technology Officer, received a Unit Award equal to two and one-half (2.5) percent of the Company Value and Mike Cookson, Chief Operating Officer, received a Unit Award equal to two (2) percent of the Company Value.

On January 26, 2010, the board of directors also approved the Company entering into Retention Bonus Agreements (each, a “Retention Agreement”) with five employees, including Daniel Vacanti, Lynn Schlemeyer, Mark Faris, Mike Cookson and William Perkins.  Since November 1, 2009, the annual salary of these five employees has been reduced by 25 percent.  Each Retention Agreement provides that, subject to the employee’s continuous service with the Company from the effective date of the Retention Agreement through the date of the “Triggering Event” (as defined below), the employee may receive a bonus, in the form of either cash or stock, in an amount equal to the salary such employee has foregone since November 1, 2009.  The “Triggering Event” is the board of director’s declaration to pay a bonus based on one of the following events:  (i) a Change of Control, as such term is defined in the Incentive Plan, (ii) removal of the “going concern” status of the Company rendered by an external audit and as reported in the Company’s public filings, (iii) the receipt of intermediate-term financing, which is determined by the board of directors to merit the approval of the bonus, or (iv) the entry into a material definitive agreement, which is determined by the board of directors to merit the approval of the bonus.

On February 24, 2010, the Company issued 898,000 shares of its common stock to various consultants of the Company for services rendered in lieu of cash payments.  Specifically, the Company issued 400,000 shares of common stock to Elevation Strategies, LLC, an entity controlled by the Company’s chief financial officer, Jim Buckley, for chief financial officer services rendered to the Company in lieu of cash payments.  The Company issued 400,000 shares to ReD Consultants (“ReD”) in lieu of a cash payment.  ReD is assisting the Company with product development.  The Company issued 70,000 shares to George Moore, a consultant of the Company for business development services in lieu of a cash payment.  Finally, the Company issued 28,000 shares of common stock to VisiTech for public relations representation in lieu of a cash payment.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by the Company, are as follows:

Registration Fee	$--
Legal Fees and Expenses	$--
Accounting Fees and Expenses	$--
Printing	--
Miscellaneous Expenses	--

Total	$--

Item 14. Indemnification of Directors and Officers

Our Articles of Incorporation, as amended, provide that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Nevada Revised Statutes, no director or officer of the Company shall have any liability to the Company or its stockholders for monetary damages. The Nevada Revised Statutes provide that a corporation’s articles of incorporation may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except: (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company’s Articles of Incorporation, as amended, and Bylaws provide that the Company shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the Nevada Revised Business Corporations Act and that the Company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.

The Articles of Incorporation and Bylaws provide that we will indemnify our directors and officers and may indemnify our employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with Verecloud, Inc. However, nothing in our Articles of Incorporation or Bylaws protects or indemnifies a director, officer, employee or agent against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. To the extent that a director has been successful in defense of any proceeding, the Nevada Revised Statutes provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities

Upon incorporation in July 2007, we sold 3,600,000 shares to two individuals for $25,000 in cash.

In November and December 2007, we sold 80,000 shares of common stock for $20,000 in cash to a group of 25 individuals.

On August 31, 2009, we issued 42,320,000 shares of common stock to John McCawley, our President, Chief Executive Officer and director in connection with the Share Exchange.

On September 15, 2009, we issued 1,380,000 shares as compensation to our investor relations firm, Capital Group Communications, Inc.

The offers and sales of the securities described above were exempt from registration under Section 4(2) of the Securities Act and pursuant to the rules of Regulation D promulgated thereunder, insofar as: (a) each investor represented to us that it was accredited within the meaning of Rule 501(a); (b) we restricted the transfer of the securities in accordance with Rule 502(d); (c) there were no more than 35 non-accredited investors in any transaction within the meaning of Rule 506(b), after taking into consideration all prior investors under Section 4(2) of the Securities Act within the 12 months preceding the transaction; (d) none of the offers and sales were effected through any general solicitation or general advertising within the meaning of Rule 502(c); (e) each investor agreed to hold the securities for its own account and not on behalf of others; and (f) each investor represented to us that it acquired the securities for investment purposes only and not with a view to sell them.

Item 16. Exhibits

Exhibit #	Description
2.1
Share Exchange Agreement by and among Sage Interactive, Inc., Cadence II, LLC and John McCawley dated as of August 31, 2009 (filed as Exhibit 2.1 to the Company’s Form 8-K on September 1, 2009, and incorporated by reference herein)

3.1	Articles of Incorporation (filed as Exhibit 3.1 to the Company’s Form 10-Q/A on February 17, 2010 and incororated by reference herein)
3.2	Bylaws (filed as Exhibit 3.2 to the Company’s Form 10-SB on October 30, 2007, and incorporated by reference herein)
5.1	Opinion of Brownstein Hyatt Farber Schreck, LLP (attached herewith)
10.1
Services Agreement made as of May 26, 2006 by and between Mobile Satellite Ventures LP and Cadence LLC (and amendments 1-4 thereto) filed as Exhibit 10.1 to the Company's Form 8-K on September 1, 2009 and incorporated by reference herein).

10.2	Network Cadence, Inc. 2009 Equity Incentive Plan, dated as of October 31, 2009 (filed as Exhibit 10.1 to the Company’s Form 8-K on November 2, 2009, and incorporated by reference herein)
10.3
Purchase Agreement by and among Cadence II, LLC, Pat Burke and Ann Burke dated as of May 26, 2009 (filed as Exhibit 10.2 to the Company’s Form 8-K on September 1, 2009, and incorporated by reference herein)

10.4	Promissory Note dated as of May 26, 2009 (filed as Exhibit 10.3 to the Company’s Form 8-K on September 1, 2009, and incorporated by reference herein)
10.5
Consulting Agreement dated by and between Network Cadence, Inc. and Capital Group Communications, Inc. dated as of September 15, 2009 (filed as Exhibit 10.5 to the Company’s Amendment No. 2 of Registration Statement on Form S-1 on February 3, 2010, and incorporated by reference herein)

10.6	Verecloud, Inc. Bonus Unit Plan, dated as of January 26, 2010 (filed as Exhibit 10.2 to the Company’s Form 8-K on January 29, 2010, and incorporated by reference herein)
10.7
Retention Bonus Agreement by and between the Company and Daniel Vacanti, dated as of January 26, 2010 (filed as Exhibit 10.3 to the Company’s Form 8-K on January 29, 2010, and incorporated by reference herein)

10.8
Retention Bonus Agreement by and between the Company and Lynn Schlemeyer, dated as of January 26, 2010 (filed as Exhibit 10.4 to the Company’s Form 8-K on January 29, 2010, and incorporated by reference herein)

10.9
Retention Bonus Agreement by and between the Company and Mark Faris, dated as of January 26, 2010 (filed as Exhibit 10.5 to the Company’s Form 8-K on January 29, 2010, and incorporated by reference herein)

10.10
Retention Bonus Agreement by and between the Company and Mike Cookson, dated as of January 26, 2010 (filed as Exhibit 10.6 to the Company’s Form 8-K on January 29, 2010, and incorporated by reference herein)

10.11
Retention Bonus Agreement by and between the Company and Bill Perkins, dated as of January 26, 2010 (filed as Exhibit 10.7 to the Company’s Form 8-K on January 29, 2010, and incorporated by reference herein)

23.1	Consent of Schumacher & Associates Inc (attached herewith)
23.2	Consent of Brownstein Hyatt Farber Schreck, LLP (included in Exhibit 5.1)

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

4. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) of the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, Colorado on March 9, 2010.

Verecloud, Inc.

By:	/s/ John McCawley
Principal Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on March 9, 2010.

Signature	Title	Date

/s/ John F. McCawley	President, Chief Executive Officer and Director	March 9, 2010
John F. McCawley
/s/ James R. Buckley	Chief Financial Officer and Principal Accounting Officer	March 9, 2010
James R. Buckley
/s/ Mark Faris	Director	March 9, 2010
Mark Faris

Exhibit #	Description
2.1
Share Exchange Agreement by and among Sage Interactive, Inc., Cadence II, LLC and John McCawley dated as of August 31, 2009 (filed as Exhibit 2.1 to the Company’s Form 8-K on September 1, 2009, and incorporated by reference herein)

3.1	Articles of Incorporation (filed as Exhibit 3.1 to the Company’s Form 10-Q/A on February 17, 2010 and incororated by reference herein)
3.2	Bylaws (filed as Exhibit 3.2 to the Company’s Form 10-SB on October 30, 2007, and incorporated by reference herein)
5.1	Opinion of Brownstein Hyatt Farber Schreck, LLP (attached herewith)
10.1
Services Agreement made as of May 26, 2006 by and between Mobile Satellite Ventures LP and Cadence LLC (and amendments 1-4 thereto) filed as Exhibit 10.1 to the Company's Form 8-K on September 1, 2009 and incorporated by reference herein).

10.2	Network Cadence, Inc. 2009 Equity Incentive Plan, dated as of October 31, 2009 (filed as Exhibit 10.1 to the Company’s Form 8-K on November 2, 2009, and incorporated by reference herein)
10.3
Purchase Agreement by and among Cadence II, LLC, Pat Burke and Ann Burke dated as of May 26, 2009 (filed as Exhibit 10.2 to the Company’s Form 8-K on September 1, 2009, and incorporated by reference herein)

10.4	Promissory Note dated as of May 26, 2009 (filed as Exhibit 10.3 to the Company’s Form 8-K on September 1, 2009, and incorporated by reference herein)
10.5
Consulting Agreement dated by and between Network Cadence, Inc. and Capital Group Communications, Inc. dated as of September 15, 2009 (filed as Exhibit 10.5 to the Company’s Amendment No. 2 of Registration Statement on Form S-1 on February 3, 2010, and incorporated by reference herein)

10.6	Verecloud, Inc. Bonus Unit Plan, dated as of January 26, 2010 (filed as Exhibit 10.2 to the Company’s Form 8-K on January 29, 2010, and incorporated by reference herein)
10.7
Retention Bonus Agreement by and between the Company and Daniel Vacanti, dated as of January 26, 2010 (filed as Exhibit 10.3 to the Company’s Form 8-K on January 29, 2010, and incorporated by reference herein)

10.8
Retention Bonus Agreement by and between the Company and Lynn Schlemeyer, dated as of January 26, 2010 (filed as Exhibit 10.4 to the Company’s Form 8-K on January 29, 2010, and incorporated by reference herein)

10.9
Retention Bonus Agreement by and between the Company and Mark Faris, dated as of January 26, 2010 (filed as Exhibit 10.5 to the Company’s Form 8-K on January 29, 2010, and incorporated by reference herein)

10.10
Retention Bonus Agreement by and between the Company and Mike Cookson, dated as of January 26, 2010 (filed as Exhibit 10.6 to the Company’s Form 8-K on January 29, 2010, and incorporated by reference herein)

10.11
Retention Bonus Agreement by and between the Company and Bill Perkins, dated as of January 26, 2010 (filed as Exhibit 10.7 to the Company’s Form 8-K on January 29, 2010, and incorporated by reference herein)

23.1	Consent of Schumacher & Associates Inc (attached herewith)
23.2	Consent of Brownstein Hyatt Farber Schreck, LLP (included in Exhibit 5.1)